THE RIGHT Partner FOR THE Future



SOLID FUNDAMENTALS

AMERICAN FINANCIAL
REALTY TRUST

AMERICAN FINANCIAL
REALTY TRUST

Company Profile

American Financial Realty Trust (NYSE:AFR) is a self-administered and self-managed real estate investment trust (REIT) focused on acquiring properties from, and leasing properties to, regulated financial institutions. We were formed as a Maryland REIT in May 2002, commenced operations on September 10, 2002 and completed an initial public offering of our Common Shares on June 30, 2003. As banks continue to divest their corporate real estate, we believe that our contractual relationships, growing visibility within the banking industry and flexible acquisition and lease structures position American Financial Realty Trust for continued growth. We seek to lease properties to banks and other financial institutions, which are typically very high credit quality tenants, generally using long-term triple net or bond net leases, resulting in stable risk-adjusted returns on our capital.


BANK OF AMERICA
Chicago, IL


Boston, MA

2004
Total Assets
(dollars in billions)


4.0
3.5
2.8
2.7
Q1 Q2 Q3 Q4

2004
Quarterly Revenues
(dollars in millions)


121.8
81.7
72.4
63.0
Q1 Q2 Q3 Q4

2004
Rentable Square Feet
(in millions)


32.8
26.2
18.3
18.2
Q1 Q2 Q3 Q4

To Our Shareholders:

What an exciting year! Two thousand four was a year of remarkable growth for American Financial Realty Trust, a year in which we solidified our position as the preferred landlord to major banks and other financial institutions nationwide. Over the course of the year, we nearly doubled the size of our portfolio, to over 32 million square feet, and increased total assets to nearly $4 billion. We completed major portfolio acquisitions with Bank of America, N.A. and Wachovia Bank, N.A., and also completed our largest single acquisition to date, the 1.05 million square foot State Street Financial Center in Boston, international headquarters of State Street Corporation. We inaugurated our new "Landlord of Choice" program (the first transaction under this program was completed in January 2005) and announced our initial investigation of European expansion opportunities.

Our 2004 acquisitions included:

- State Street Financial Center, a brand new, Class "A+" office building in Boston that is 100% leased for 20 years to State Street Corporation, an AA-rated global financial services company. We acquired this building in February 2004 for approximately $716 million (including transaction-related expenses) and, after renegotiating the office building lease and adding a "triple net" lease with State Street on the building's below grade parking garage, sold a 30% minority ownership interest in the building in December 2004, just 10 months later, at a valuation of $763.5 million;
- 215 Fremont Street, a 373,500 square foot, Class "A" office building in downtown San Francisco, that is 100% leased for 20 years on a "bond net" basis by Charles Schwab & Co., a premier national financial service firm that is rated A- by Standard and Poor's. In a related transaction, we agreed to sublease from Schwab approximately 288,000 square feet of vacant space at the Class "A" Harborside Financial Center in Jersey City, New Jersey, and to assume certain management functions and guarantee obligations over an additional 306,000 square feet of space in the same building;
- [Class] "A" office building that is over 93% leased, with Bank of America occupying 344,000 square feet, or 65% of the available space;
- a portfolio of 140 properties, containing approximately 7.6 million square feet, from Wachovia Bank, N.A. This portfolio, our largest acquisition to date from Wachovia, includes bank branches, as well as both large and small office buildings. Wachovia, rated A+ by Standard and Poor's, is leasing back approximately 4.7 million square feet, or 61% of the initial portfolio, on a "triple net" basis for 20 years, subject to certain termination rights; and
- a portfolio of 249 properties, including bank branches and office buildings, from Bank of America. This portfolio, our second major portfolio acquisition from Bank of America in just 16 months, totaled approximately 7.6 million square feet. Bank of America, our largest tenant (rated AA- by Standard and Poor's), is leasing back approximately 4.7 million square feet, or 62% of the initial portfolio, on a "triple net" basis for 15 years, subject to certain termination rights.

In addition to our acquisition activity, American Financial was also busy on the disposition front, selling properties that were either largely vacant or did not meet our rigorous portfolio criteria. In 2004, we sold a total of 55 properties, generating net proceeds of $186 million, which have been applied to the reduction of indebtedness and the purchase of core portfolio properties.

Our business strategy depends on the utilization of creative financing strategies, which are intended to minimize risk and lock in favorable long-term returns for our shareholders. As in past years, our financings in 2004 were designed to match the high quality cash flow of our acquisitions with long-term, fixed rate funding. I am particularly pleased to note that at present approximately 97% of our indebtedness is on a fixed rate basis (including debt that bears interest at a variable rate for a brief upfront period, but will convert to an established fixed rate in the first half of 2005). We



Nicholas S. Schorsch

addition to secured indebtedness, our financings this year also included the sale of $450 million in 4.375% Convertible Senior Notes, a very effective solution to our need to finance the equity portion of our recent acquisitions without the issuance of additional common stock.

"Reaching critical mass" is an overused, and sometimes misused, term in the business world but, in my view, it is an apt description of our progress in 2004. Staying true to our niche, we have steadily built a portfolio of nearly 1,000 properties, with close to 90% of our rents derived from banks and other high quality credits. It is telling to note that we now own more office building space occupied by Bank of America than the bank owns itself. When we speak of being the preferred landlord for our tenants, that is precisely what we mean. We strive to meet the needs of our core customers in such a way that, in most cases, direct ownership of occupied real estate seems inefficient and unnecessary.

On behalf of our management team and the board of trustees, I would like to thank our employees for their hard work and dedication and our shareholders for their continued support. We are excited about the future and look forward to sharing our ongoing achievements throughout the coming year.

Sincerely,

Nicholas S. Schorsch
Chief Executive Officer, President and Vice Chairman of the Board of Trustees

AMERICAN FINANCIAL
REALTY TRUST

Building "Partners for Life" with Banks and Financial Institutions

At American Financial Realty Trust, we are dedicated to a core strategy of acquiring properties from, and leasing properties to, regulated financial institutions. We are the only publicly traded real estate investment trust focused on this market niche. Key to our strategy is developing mutually beneficial, long-term partnerships with our customers—banks, insurance companies, brokerage companies and other financial service organizations—in order to provide them with ongoing solutions to their real estate needs. American Financial's comprehensive approach includes not only the acquisition and leaseback of occupied real estate, but also the purchase of surplus and vacant bank branches and office buildings, the acquisition and sub-leasing of leased (but not owned) bank property and the flexibility to provide our customers with real estate portfolio management options that meet their changing business requirements.

In today's competitive environment, banks and other financial institutions continue to seek effective ways to increase liquidity through the disposition of corporate-owned real estate, while maintaining long-term occupancy and operational control over key locations and assets. Our customers seek *complete solutions* to issues of real estate ownership and occupancy, rather than merely the sale of individual buildings or property portfolios. We take great pride in our relationship-based approach and the flexible transaction structures we offer, which are aimed at solving our customers' issues and meeting their needs. The transaction structures we offer include:

- **Sale Leaseback Transactions.** We acquire office buildings, bank branches and other core operating properties and lease the properties back to the sellers, typically on a long-term, triple net or bond net basis. This enables our customers to sell us core operating properties, while continuing to occupy them. From our perspective, sale leaseback transactions provide stable, long-term cash flow derived from some of the nation's highest quality credit tenants.
- **Specifically Tailored Transactions.** We acquire real estate portfolios (which may include bank branches, office buildings and operations centers) and then lease back to the seller on a long-term basis those buildings (or portions of buildings) that it desires to maintain for its own use. The remaining properties may include third-party tenants or be acquired vacant. Additionally, the seller may execute a short-term lease for certain properties in order to permit an orderly vacancy or to facilitate a future decision regarding the seller's ultimate needs. In these specifically tailored transactions, the seller achieves maximum flexibility, while we are able to take advantage of opportunities to lease space to other qualified financial industry tenants or to sell buildings (most often, bank branches) for alternative uses.

"Partners for Life"
Continuing Commitment of Tenants in 2004
(square feet in millions)



16
12
8
4
0





Charlotte, NC

2004 Branch and Office Contractual Rent
(in millions)


45
40
35
30
25
20
15
10
5
0
350
300
250
200
150
100
50
0
Branch Contractual Rent
Office Contractual Rent
Q1 Q2 Q3 Q4
Branch Contractual Rent
Office Contractual Rent

87.0% OCCUPANCY

88.4% FINANCIAL INSTITUTIONS

86.3% "A-" CREDIT OR BETTER

89.7% NET LEASES

- **Formulated Price Contracts.** Our formulated price contracts, which we have negotiated with several banking institutions, provide major banks with the opportunity to sell surplus bank branches on a bulk-sale basis in a timely and predictable manner. Through these contracts, banks notify us at the same time they notify regulators of their intention to close surplus branches. Our purchase prices for the surplus branches are determined based on an appraisal process contained in each of the contracts, and closing typically occurs within weeks of the initial notice. Formulated price contracts provide us with valuable real estate at attractive prices and with numerous disposition options. Often, there is significant demand for branches in prime locations that have been vacated, as a result of consolidation or other strategic factors, by national banks. In other cases, surplus branches are attractive for alternative office or retail uses.

Santa Barbara, CA



- **Landlord of Choice Transactions.** In 2004, we introduced our innovative "Landlord of Choice" program to provide our customers with the opportunity to develop properties (directly or with their chosen development partners) and then sell them to, and lease them back from, us upon the completion of construction. Through the "Landlord of Choice" program, financial institutions can design office buildings and bank branches to their unique specifications, secure in the knowledge that the ultimate owner, and their landlord, for these buildings will be American Financial Realty Trust. From our perspective, the "Landlord of Choice" program provides us with newly constructed properties that are leased on a long-term basis to core customers. In January 2005, we completed our first "Landlord of Choice" transaction, acquiring three office properties from Koll Development LLC, the chosen development partner of Citigroup. These three buildings, aggregating 530,000 square feet, are leased on a long-term, triple net basis to a Citigroup affiliate.

AMERICAN FINANCIAL
REALTY TRUST

- **Leasing and Disposition Strength.** Our business model presents opportunities for internal growth through the acquisition and leasing of vacant and partially occupied properties. We achieve internal growth through active management to fill vacancies and by achieving higher lease rates on below-market leases that expire or come up for renewal. We also strive to include scheduled rent increases in most new leases, providing us with reliable growth in cash flow. In 2004, we significantly expanded our brokerage division to accommodate our significantly expanded property portfolio. In addition to leasing, the brokerage division is responsible for the targeted disposition of vacant or non-core real estate that does not meet our continuing portfolio objectives.

- **Fixed Rate Financing.** From a financial perspective, we seek to match the secure, high credit quality cash flow from our leases with long-term, fixed rate debt. Generally, we strive to match the term of the indebtedness on each of our properties (or property portfolios) with the term of the underlying primary tenant lease. Additionally, we seek to minimize our exposure to changes in interest rates by limiting our use of floating rate debt, typically to brief periods at the beginning of established fixed rate loans.


St. Louis, MO

959 Properties in 33 States plus the District of Columbia

as of December 31, 2004


28
5
1
97
7
8
5
30
4
11
1
28
2
10
3
2
51
9
186
28
149
50
32
60
29
3
3
6
3
13
82
1 (DC)
2
10

Top Five Bank Tenants: Annual Contractual Rent

(dollars in millions, as of December 31, 2004)


150
120
90
60
30
0
Q1
Q2
Q3
Q4

Bank of America
State Street Corp
Wachovia Bank
Charles Schwab
KeyBank

Properties Growth

	2003	2004	GROWTH
BRANCHES	358	570	59%
OFFICE BUILDINGS	220	389	77%
TOTAL	578	959	66%

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Operating Information:			
Total revenues	$ 337,352	$129,169	$ 13,202
Income (loss) from continuing operations	(23,969)	(26,068)	8,412
Net income (loss)	(22,245)	(18,822)	8,944
Basic income (loss) per share:			
From continuing operations	(0.24)	(0.36)	0.20
From discontinued operations	0.02	0.10	0.01
Total basic income (loss) per share	(0.22)	(0.26)	0.21
Diluted income (loss) per share:			
From continuing operations	(0.24)	(0.36)	0.19
From discontinued operations	0.02	0.10	0.01
Total diluted income (loss) per share	(0.22)	(0.26)	0.20
Dividends/distributions declared per common share and Operating Partnership units	1.02	1.00	0.22
Cash Flow Information:			
From operating activities	96,971	94,809	12,879
From investing activities	(1,702,074)	(46,387)	(1,365,239)
From financing activities	1,504,551	101,894	1,413,202

	December 31, 2004	December 31, 2003	December 31, 2002
Balance Sheet Information:			
Real estate investments, at cost	$3,054,532	$1,654,723	$ 250,544
Cash and cash equivalents	110,607	211,158	60,842
Marketable investments and accrued interest	24,272	67,561	144,326
Residential mortgage-backed securities portfolio	—	—	1,116,119
Intangible assets, net	590,341	115,084	2,413
Total assets	3,951,847	2,142,339	1,605,165
Mortgage notes payable	2,008,554	921,355	149,886
Credit facility	270,000	—	—
Convertible debt, net	445,926	—	—
Reverse repurchase agreements	—	—	1,053,529
Total debt	2,724,480	921,355	1,203,415
Below-market lease liabilities, net	59,232	49,485	1,268
Total liabilities	3,016,789	1,128,373	1,231,990
Minority interest	65,099	36,365	36,513
Total shareholders' equity	869,959	977,601	336,662
Total liabilities and shareholders' equity	3,951,847	2,142,339	1,605,165

	Predecessor		
	Period from January 1, 2002 to September 9, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Operating Information:			
Total revenues	$23,981	$34,237	$ 17,226
Income (loss) from continuing operations	(3,130)	(6,220)	4,657
Net income (loss)	5,657	(2,280)	5,156
Cash Flow Information:			
From operating activities	2,382	4,587	112
From investing activities	6,625	(5,745)	(166,748)
From financing activities	(7,388)	949	118,121

	December 31, 2001	December 31, 2000
Balance Sheet Information:		
Real estate investments, at cost	$177,578	$172,518
Cash and cash equivalents	1,597	1,806
Marketable investments and accrued interest	546	14
Total assets	183,760	182,186
Mortgage notes payable	158,587	158,700
Credit facilities	3,791	396
Other indebtedness	4,754	5,093
Total debt	167,132	164,189
Total liabilities	174,611	169,670
Owners' net investment	9,149	12,516
Total liabilities and owners' net investment	183,760	182,186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated and combined financial statements and the notes thereto included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

The following discussion includes a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, reflecting information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. These forward-looking statements are subject to risks and uncertainties. Statements regarding the following subjects are forward-looking by their nature:

- *our business strategy;*
- *our projected operating results;*
- *our ability to identify and complete additional property acquisitions;*
- *our ability to complete pending property acquisitions and the estimated timing of the closings of such acquisitions;*
- *our ability to obtain future financing arrangements;*
- *estimates relating to our future dividends;*
- *our understanding of our competition;*
- *market trends;*
- *projected capital expenditures; and*
- *the impact of technology on our products, operations and business.*

The forward-looking statements are based on our beliefs, assumptions and expectations regarding our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common shares, along with the following factors that could cause actual results to vary from our forward-looking statements:

- *general volatility of the capital markets and the market price of our common shares;*
- *our ability to obtain financing with respect to our properties on favorable terms or at all;*
- *our ability to maintain our current relationships with financial institutions and to establish new relationships with additional financial institutions;*
- *changes in our business strategy;*
- *availability, terms and deployment of capital;*
- *availability of qualified personnel;*
- *changes in our industry, interest rates or the general economy;*
- *the degree and nature of our competition; and*
- *the conversion contingency provisions of our convertible senior notes.*

When we use the words "believe," "expect," "anticipate," "estimate" or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We do not intend to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

OVERVIEW

We were formed as a self-administered, self-managed Maryland real estate investment trust, or REIT, on May 23, 2002, and commenced operations on September 10, 2002. We are focused primarily on acquiring and operating properties leased to regulated financial institutions. As banks continue to divest their corporate real estate, we believe that our contractual relationships, growing visibility within the banking industry and flexible acquisition and lease structures position us for continued growth. We seek to lease our properties to banks and other financial institutions generally using long-term triple net or bond net leases, resulting in stable risk-adjusted returns on our capital.

Our approach is designed to provide banks and other financial institutions with operational flexibility and the benefits of reduced real estate exposure. We seek to become the preferred landlord of leading banks and other financial institutions through the development of mutually beneficial relationships and by offering flexible acquisition structures and lease terms. We believe that our strategy gives us a competitive advantage over more traditional real estate companies in acquiring real estate owned by banks and other financial institutions. We also believe that our recent transactions with Bank of America, N.A., Wachovia Bank, N.A. and State Street Corporation demonstrate our ability to cultivate and maintain mutually beneficial relationships with leading financial institutions.

As of December 31, 2004, our portfolio consisted of 570 bank branches and 389 office buildings, containing an aggregate of approximately 32.8 million rentable square feet. During the year ended December 31, 2004, we acquired interests in 436 properties, containing an aggregate of approximately 17.7 million square feet, for an aggregate purchase price of approximately $2,064.2 million and the issuance of Operating Partnership units valued at $35.9 million. The most significant transactions included the acquisition of a portfolio of 140 properties from Wachovia Bank, N.A. and 250 properties, including one leasehold interest, from Bank of America, N.A., each aggregating 7.6 million square feet. Wachovia Bank, N.A. has leased approximately 4.7 million square feet, or approximately 61%, of the portfolio for a term of 20 years. Bank of America, N.A. has leased approximately 4.6 million square feet, or 62%, of the portfolio for a term of 15 years. Other significant acquisitions included the purchase of State Street Financial Center, an approximately 1.0 million square foot office building in Boston's Financial District that is 100% leased to a wholly-owned affiliate of State Street Corporation, 215 Fremont Street, an approximately 373,500 square foot office building in San Francisco that is 100% leased on a bond net basis by Charles Schwab & Co., and 101 Independence Center, an approximately 526,000 square foot office building in Charlotte, North Carolina that is approximately 90% leased, with Bank of America, N.A. occupying 65% of the space as of December 31, 2004.

During the year ended December 31, 2004, we sold 55 non-core properties, received net proceeds of $185.9 million and recognized a net gain of $11.5 million. In addition, on December 22, 2004, we sold a 30% interest in State Street Financial Center that resulted in a net gain of approximately $17.7 million.

During the year ended December 31, 2004, we completed several significant financing transactions. The most significant transaction included a private placement of $450.0 million in convertible senior notes which bear interest at 4.375% and mature in 2024. We leveraged certain 2004 acquisitions, in addition to previously unencumbered properties. Significant transactions included a $520.0 million credit tenant lease financing secured by State Street Financial Center, a $234.0 million financing secured by properties in the portfolio we purchased from Wachovia Bank, N.A. in September 2004 and a $133.9 million credit tenant lease financing secured by our 215 Fremont Street building. We also negotiated an increase in the maximum amount available under our secured credit facility from $300.0 million to $400.0 million until March 31, 2005. As of December 31, 2004, we had $270.0 million outstanding under this facility, primarily secured by properties in the portfolio we purchased from Bank of America, N.A. in October 2004. In the first quarter of 2005, we reduced the outstanding balance on this facility to $230.0 million. In March 2005, we completed a $304.0 million secured financing on the Bank of America portfolio, borrowed $230.0 million of the available funds and repaid the total outstanding balance on the secured credit facility.

Summarized in the following table are our key portfolio metrics. The stability and quality of our tenants is key to our strategy, and we saw significant increases in these areas. Contractual rent from financial institutions rose 2.1% and contractual rent from tenants with an A- or better credit rating rose 3.5%. Contractual rent from net leases rose over 3.1% and the weighted average lease term across our portfolio rose 1.4 years, to 14.7 years. Overall occupancy declined from 88.9% to 87.0% due principally to the acquisition of 436 properties in 2004 at an average occupancy rate below that of our existing portfolio.

December 31,	2004	2003
Occupancy	87.0%	88.9%
% contractual rent from financial institutions	88.4%	86.3%
% contractual rent from tenants rated "A-" or better (per Standard & Poor's)	86.3%	82.8%
% contractual rent from net leases (1)	89.7%	86.6%
Average remaining lease term (years)	14.7	13.3

(1) Includes triple net and bond net leases, as well as other similar leases in which our exposure to operating expenses is capped at the amount that has been, or we expect, will be reached in the near future.

We intend to continue our strategy of acquiring high quality properties through a combination of sale leaseback transactions, specifically tailored transactions, landlord of choice transactions and through our formulated price contracts, and to finance our acquisitions with a combination of equity and debt. We expect to arrange long-term debt primarily on a secured, fixed rate basis. We intend to continue to grow our existing relationships and develop new relationships throughout the banking industry, which we expect will lead to further acquisition opportunities. We will also continue to dispose of non-core properties that do not meet our continuing portfolio objectives.

SIGNIFICANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated and combined financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of its leases reported on a straightline basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straightline basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Revenues also include income related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred.

We continually review receivables related to rent, tenant reimbursements and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated and combined statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

Depreciation is computed using the straightline method over the estimated useful life of up to 40 years for buildings and improvements, five to seven years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We follow Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model for the impairment or disposal of long-lived assets including discontinued operations. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

Pursuant to SFAS No. 141, "Business Combinations," we follow the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination can be recognized and reported apart from goodwill, we ensure that the applicable criteria specified in SFAS No. 141 are met.

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third parties or on our analysis of comparable properties in our portfolio. Depreciation is computed using the straightline method over the estimated life of 40 years for buildings, five to seven years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangibles assets related to customer relationship is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired.

Accounting for Derivative Financial Investments and Hedging Activities

We use derivatives to hedge, fix and cap interest rate risk and we account for our derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the income statements in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), "Share-Based Payment," a revision of SFAS No. 123. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions), eliminating the alternative previously allowed by SFAS No. 123 to use the intrinsic value method of accounting. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of the instruments using methods similar to those required by SFAS No. 123 and currently used by the Company to calculate pro forma net income and earnings per share disclosures. The cost will be recognized ratably over the period during which the employee is required to provide services in exchange for the award. For the Company, SFAS No. 123(R) is effective as of the beginning of the first interim or annual period that begins after June 15, 2005 and the Company plans to adopt SFAS No. 123(R) as of July 1, 2005. As a result of adopting SFAS No. 123(R), the Company will recognize as compensation cost in its financial statements the unvested portion of existing options granted prior to the effective date and the cost of stock options granted to employees after the effective date based on the fair value of the stock options at the grant date.

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Net Loss

Net loss increased approximately $3.4 million to approximately $22.2 million for the year ended December 31, 2004, from approximately $18.8 million for the year ended December 31, 2003. This increase was primarily attributable to (i) approximately $15.0 million of loss relating to the net impact of the 915 properties we did not own during all or part of the year ended December 31, 2003, including the interest expense associated with the financing of certain acquisitions, (ii) an increase in general and administrative expenses of approximately $13.5 million related to compensation and other employee benefits, the investigation of

European expansion opportunities, insurance premiums, marketing, travel, and professional fees, (iii) a decrease of approximately $5.5 million related to income from discontinued operations, (iv) a decrease of approximately $4.7 million in net interest income from our residential mortgage-backed securities portfolio and (v) approximately $1.9 million relating to severance and accelerated amortization of deferred compensation resulting from the departure of an executive officer. This was partially offset by (i) an approximately $17.7 million gain on the sale of a 30% interest in State Street Financial Center, (ii) a decrease in expense of approximately $12.5 million related to the cash and contingent restricted share components of our Outperformance Plan due to variable plan accounting adjustments and (iii) a decrease in net loss on the sale of investments consisting primarily of residential mortgage-backed securities of approximately $8.8 million.

Revenues

Rental income increased approximately $144.8 million, or 158.4%, to approximately $236.2 million for the year ended December 31, 2004, from approximately $91.4 million for the year ended December 31, 2003. Operating expense reimbursements increased approximately $64.4 million, or 192.2%, to approximately $97.9 million for the year ended December 31, 2004, from approximately $33.5 million for the year ended December 31, 2003. This increase in rental income and operating expense reimbursements was primarily attributable to revenues related to the properties we did not own during all or part of the year ended December 31, 2003, including the Bank of America, N.A. portfolios acquired in June 2003 and October 2004, the Wachovia Bank, N.A. portfolio acquired in September 2004, the Pitney Bowes-Bank of America portfolio, Bank of America Plaza, Three Beaver Valley, State Street Financial Center, 215 Fremont Street and 101 Independence Center.

Additionally, rental income and operating expense reimbursements for the year ended December 31, 2004 increased on the Dana Commercial Credit portfolio as a result of Bank of America, N.A.'s return of approximately 654,000 square feet in June 2004. The lease agreement requires Bank of America, N.A. to return certain space (or retain the space upon payment of additional rent) in 2004, 2009, and 2015. The return of the space does not reduce the amount of Bank of America, N.A.'s contractual rent obligations. As a result, in June 2004, in addition to the income we already receive from Bank of America, N.A. for the properties, we also began collecting rental income and operating expense reimbursements directly from subtenants that occupy a portion of the returned space and from Bank of America, N.A. directly for certain space that it decided to retain. Bank of America, N.A. and various third party tenants currently continue to lease approximately 450,000 square feet of the returned space.

The following table summarizes rental income and operating expense reimbursements for the years ended December 31, 2004 and 2003 by real estate portfolio (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Rental Income Year Ended Dec. 31, 2004	Rental Income Year Ended Dec. 31, 2003	Operating Expense Reimbursements Year Ended Dec. 31, 2004	Operating Expense Reimbursements Year Ended Dec. 31, 2003
Formation Transactions	Sept. 2002	$ 25,207	$25,960	$ 7,485	$ 7,371
Formulated Price Contracts	Various	4,296	2,743	423	350
Bank of America, N.A.	Dec. 2002	4,312	4,657	1,882	2,006
Dana Commercial Credit	Jan. 2003	21,067	16,816	802	—
Pitney Bowes—Wachovia	March 2003	13,049	10,242	12	12
Finova Capital—BB&T	April 2003	2,296	1,627	—	—
Bank of America, N.A.	June 2003	61,062	33,497	51,794	25,258
Pitney Bowes—KeyBank	Sept. 2003	2,969	863	—	—
Pitney Bowes—Bank of America	Sept. 2003	6,440	1,699	5	—
Three Beaver Valley	Sept. 2003	4,692	1,170	1,891	421
Bank of America Plaza	Dec. 2003	8,771	406	5,998	327
State Street Financial Center	Feb. 2004	58,420	—	1,867	—
Potomac Realty—Bank of America	Feb. 2004	984	—	301	—
215 Fremont Street and Harborside	June 2004	5,779	—	450	—
101 Independence Center	July 2004	3,092	—	1,669	—
Wachovia Bank, N.A.	Sept. 2004	9,677	—	13,693	—
Bank of America, N.A.	Oct. 2004	10,996	—	13,389	—
Discontinued operations		(6,914)	(8,328)	(3,767)	(2,274)
Total		$236,195	$91,352	$97,894	$33,471

Expenses

Total expenses increased approximately $227.2 million, or 148.9%, to approximately $379.8 million for the year ended December 31, 2004, from approximately $152.6 million for the year ended December 31, 2003. This increase resulted primarily from additional property operating expenses, interest expense and depreciation and amortization expense associated with the 915 properties we did not own during all or part of the year ended December 31, 2003. The increase is also attributable to higher general and administrative expenses related to compensation and other employee benefits, the investigation of European expansion opportunities, insurance premiums, marketing, travel and professional fees and approximately $1.9 million relating to severance and accelerated amortization of deferred compensation resulting from the departure of an executive officer. These expense increases were partially offset by a decrease of approximately $12.5 million related to the cash and contingent restricted share components of our Outperformance Plan.

Property operating expenses increased approximately $97.6 million, or 200.0%, to approximately $146.4 million for the year ended December 31, 2004, from approximately $48.8 million for the year ended December 31, 2003. This increase is primarily attributable to operating expenses for properties we did not own during all or part of the year ended December 31, 2003, including the Bank of America, N.A. portfolios acquired in June 2003 and October 2004, the Wachovia Bank, N.A. portfolio acquired in September 2004, Bank of America Plaza, Three Beaver Valley, State Street Financial Center, 101 Independence Center and the leasehold interest in Harborside Plaza that we acquired from Charles Schwab and Co.

Property operating expenses related to the Dana Commercial Credit and Pitney Bowes-Wachovia portfolios increased due to property impairment charges of approximately $1.1 million and $0.4 million, respectively, during the year ended December 31, 2004. Additionally, in June 2004, Bank of America, N.A. returned approximately 654,000 square feet in the Dana Commercial Credit portfolio. As a result, we began paying the operating expenses directly for the returned space and received operating expense reimbursement from Bank of America, N.A. and certain other tenants who lease a portion of the space.

The following table summarizes property operating expenses for the years ended December 31, 2004 and 2003 by real estate portfolio (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Property Operating Expenses Year Ended December 31, 2004	2003
Formation Transactions	Sept. 2002	$ 16,296	$12,438
Formulated Price Contracts	Various	5,094	2,882
Bank of America, N.A.	Dec. 2002	3,987	3,968
Dana Commercial Credit	Jan. 2003	4,783	347
Pitney Bowes—Wachovia	March 2003	802	155
Finova Capital—BB&T	April 2003	51	59
Bank of America, N.A.	June 2003	64,323	35,803
Pitney Bowes—KeyBank	Sept. 2003	40	49
Pitney Bowes—Bank of America	Sept. 2003	380	38
Three Beaver Valley	Sept. 2003	1,816	485
Bank of America Plaza	Dec. 2003	7,009	396
State Street Financial Center	Feb. 2004	15,517	—
Potomac Realty—Bank of America	Feb. 2004	528	—
Harborside	June 2004	4,082	—
101 Independence Center	July 2004	1,840	—
Wachovia Bank, N.A.	Sept. 2004	17,133	—
Bank of America, N.A.	Oct. 2004	18,424	—
Discontinued operations		(15,740)	(7,838)
Total		$146,365	$48,782

General and administrative expenses increased approximately $13.5 million, or 68.5%, to approximately $33.2 million for the year ended December 31, 2004, from approximately $19.7 million for the year ended December 31, 2003. Of this increase, approximately $5.7 million is attributable to the amortization of restricted shares that were awarded to management and our board of trustees during the period from July 1, 2003 through December 31, 2004 and approximately $4.4 million relates to additional compensation and related benefits resulting principally from the increased number of employees required to operate a public company and to manage a substantially increased number of properties. The increase in general and administrative expense is further attributable to an additional $1.1 million of initial costs associated with the investigation of European expansion opportunities, $0.8 million for trustees and officer's insurance premiums, $0.7 million of marketing and travel related expenses and $0.4 million for professional fees.

Interest expense on mortgage notes and other debt increased approximately $63.2 million, or 203.2%, to approximately $94.3 million for the year ended December 31, 2004, from approximately $31.1 million for the year ended December 31, 2003. This increase is primarily the result of interest on new debt secured by our acquired properties and on our convertible senior notes, a portion of which was initially issued in July 2004. Since January 1, 2003, we have completed several new or refinanced mortgage note obligations, including mortgage notes secured by properties in our Bank of America, N.A. portfolios acquired in June 2003 and October 2004, the Pitney Bowes-KeyBank portfolio, the Pitney Bowes-Bank of America portfolio, Bank of America Plaza, Three Beaver Valley, State Street Financial Center, 215 Fremont Street, 101 Independence Center, and the Wachovia Bank, N.A. portfolio acquired in September 2004. In December 2003, the interest rate on mortgages encumbered by properties in our Bank of America, N.A. portfolio acquired in June 2003 reverted from a variable rate of LIBOR plus 1.40% to a fixed rate of 5.47%, resulting in an increase to interest expense during the year ended December 31, 2004. In April and May 2003, interest rates on mortgages secured by our Pitney Bowes-Wachovia and Dana Commercial Credit portfolios reverted from a variable rate of LIBOR plus 1.25% for both loans to a fixed rate of 5.05% and 4.04%, respectively, also resulting in an increase to interest expense during the year ended December 31, 2004.

The following table summarizes our interest expense on mortgage and convertible notes by real estate portfolio for the years ended December 31, 2004 and 2003 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Interest Expense Year Ended December 31, 2004	2003
Formation Transactions	Sept. 2002	$10,827	$11,782
Formulated Price Contracts	Various	815	53
Bank of America, N.A.	Dec. 2002	350	7
Dana Commercial Credit	Jan. 2003	8,402	8,343
Pitney Bowes—Wachovia	March 2003	4,477	3,012
Finova Capital—BB&T	April 2003	118	—
Bank of America, N.A.	June 2003	28,198	7,326
Pitney Bowes—KeyBank	Sept. 2003	513	—
Pitney Bowes—Bank of America	Sept. 2003	3,660	123
Three Beaver Valley	Sept. 2003	2,598	649
Bank of America Plaza	Dec. 2003	1,754	—
Potomac Realty—Bank of America	Feb. 2004	231	—
State Street Financial Center	Feb. 2004	17,165	—
215 Fremont Street	June 2004	1,961	—
101 Independence Center	July 2004	1,707	—
Convertible notes	July 2004	8,198	—
Wachovia Bank, N.A.	Sept. 2004	2,502	—
Bank of America, N.A.	Oct. 2004	4,204	—
Discontinued operations		(3,416)	(191)
Total		$94,264	$31,104

Depreciation and amortization expense increased approximately $63.5 million, or 138.6%, to approximately $109.3 million for the year ended December 31, 2004, from approximately $45.8 million for the year ended December 31, 2003. This increase was primarily attributable to properties we did not own during all or part of the year ended December 31, 2003, including the Bank of America, N.A. portfolios acquired in June 2003 and October 2004, the Wachovia Bank, N.A. portfolio acquired in September 2004, the Pitney Bowes-Bank of America portfolio, Bank of America Plaza, Three Beaver Valley, State Street Financial Center, 215 Fremont Street and 101 Independence Center and to amortization expense principally related to intangible assets recorded in connection with these property acquisitions.

The following table summarizes depreciation and amortization expense for real estate assets by portfolio for the years ended December 31, 2004 and 2003 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Depreciation and Amortization Expense Year Ended December 31, 2004	2003
Formation Transactions	Sept. 2002	$ 10,330	$10,477
Formulated Price Contracts	Various	1,912	1,099
Bank of America, N.A.	Dec. 2002	1,227	1,298
Dana Commercial Credit	Jan. 2003	13,464	13,618
Pitney Bowes—Wachovia	March 2003	5,415	7,716
Finova Capital—BB&T	April 2003	1,207	905
Bank of America, N.A.	June 2003	27,198	14,455
Pitney Bowes—KeyBank	Sept. 2003	1,436	471
Pitney Bowes—Bank of America	Sept. 2003	3,541	861
Three Beaver Valley	Sept. 2003	3,556	898
Bank of America Plaza	Dec. 2003	4,757	396
State Street Financial Center	Feb. 2004	22,253	—
Potomac Realty—Bank of America	Feb. 2004	413	—
215 Fremont Street	June 2004	2,368	—
101 Independence Center	July 2004	2,274	—
Wachovia Bank, N.A.	Sept. 2004	4,472	—
Bank of America, N.A.	Oct. 2004	5,558	—
Discontinued operations		(2,042)	(6,401)
Total		$109,339	$45,793

Net Interest Income on Residential Mortgage-Backed Securities, Net of Expenses. During the year ended December 31, 2003, net interest income from our residential mortgage-backed securities portfolio was approximately $4.7 million. We did not have any net interest income from residential mortgage-backed securities during the year ended December 31, 2004 because on May 21, 2003 our board of trustees approved the sale of all remaining residential mortgage-backed securities in our portfolio, the repayment of all borrowings under reverse repurchase agreements used to finance the portfolio and the termination of a related hedging agreement. These transactions were completed during the second quarter of 2003.

Loss on Investments. Loss on investments was approximately $0.4 million for the year ended December 31, 2004 as compared to a loss of approximately $9.2 million for the year ended December 31, 2003. This decrease was primarily due to a loss incurred on the sale of investments in our residential mortgage-backed securities portfolio during the year ended December 31, 2003. Our portfolio of residential mortgage-backed securities was sold in the second quarter of 2003.

Minority Interest. Minority interest decreased approximately $0.8 million to approximately $1.2 million for the year ended December 31, 2004, from approximately $2.0 million for the year ended December 31, 2003. This amount represents an allocation of net loss to unitholders in our Operating Partnership and an allocation of net income or loss from our 123 South Broad Street and State Street Financial Center properties to individuals who own an 11% and 30% interest in the entities that own those properties, respectively.

Discontinued Operations—Loss from Operations. Loss from discontinued operations increased approximately $5.5 million to a loss of approximately $6.7 million, net of minority interest for the year ended December 31, 2004, from a loss of approximately $1.2 million, net of minority interest for the year ended December 31, 2003. This increase is due in part to impairment charges on properties sold of approximately $3.6 million during the year ended December 31, 2004, compared to approximately $1.6 million during the year ended December 31, 2003. Excluding impairment charges, the properties included in discontinued operations generated approximately $3.6 million of additional net loss during the year ended December 31, 2004 compared to the same period in 2003.

Discontinued Operations—Yield Maintenance Fees. During the year ended December 31, 2004, we sold three properties encumbered by mortgages and incurred related charges on early extinguishment of debt of approximately $3.1 million, net of minority interest. We did not incur charges related to the early extinguishment of debt during the year ended December 31, 2003.

Discontinued Operations—Net Gains. During the year ended December 31, 2004 and 2003, we sold 55 and 48 properties for a gain, net of minority interest and income tax, of approximately $11.5 million and $8.4 million, respectively. We have established investment criteria for properties included in our real estate portfolio and a policy to dispose of non-core properties that do not meet such criteria. Pursuant to our policy, we generally intend to commence efforts to dispose of non-core properties within 30 days of acquisition and dispose of them within approximately 12 months of acquisition. If we sell properties at a gain, we may incur an income tax liability on such gains.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

We commenced operations on September 10, 2002. Prior to that date, entities that owned the properties and operating companies that we acquired as part of our formation transactions were under the common control of Nicholas S. Schorsch, our President, Chief Executive Officer and Vice Chairman. Certain line items, such as rental income, depreciation and amortization expense and interest expense, in periods beginning September 10, 2002 may not be comparable to prior periods due to the acquisition of the properties and operating companies in a business combination accounted for as a purchase. In accordance with SEC Accounting Bulletin Topic 5g, the portion of the assets and liabilities that we acquired from Nicholas S. Schorsch and certain of our other executive officers and trustees and their affiliates was recorded at carryover basis and the portion of the assets and liabilities that we acquired from other investors was recorded at fair value.

As discussed above, fair value adjustments were applied to certain asset and liability accounts, in connection with our acquisition of the initial properties in the formation transactions.

We have combined the operating results for the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002 as we believe this comparison to the year ended December 31, 2003 is more meaningful (amounts are in thousands):

			Predecessor
	Combined Year Ended December 31, 2002(1)	Period from September 10, 2002 to December 31, 2002	Period from January 1, 2002 to September 9, 2002
Revenues:			
Rental income	$25,600	$ 8,079	$17,521
Operating expense reimbursements	8,267	2,734	5,533
Interest and other income, net	3,316	2,389	927
Total revenues	37,183	13,202	23,981
Expenses:			
Property operating expenses	10,769	3,710	7,059
General and administrative	8,340	3,645	4,695
Interest expense on mortgages and other debt	12,962	3,361	9,601
Depreciation and amortization	8,583	2,827	5,756
Total expenses	40,654	13,543	27,111
Loss before net interest income on residential mortgage-backed securities, loss on investments, minority interest and discontinued operations	(3,471)	(341)	(3,130)
Interest income from residential mortgage-backed securities, net of interest expense on reverse repurchase agreements of $6,578	9,807	9,807	—
Net loss on investments	(280)	(280)	—
Income (loss) from continuing operations before minority interest	6,056	9,186	(3,130)
Minority interest	(774)	(774)	—
Income (loss) from continuing operations	5,282	8,412	(3,130)
Discontinued operations:			
Loss from operations, net of minority interest of $15 for the period from September 10, 2002 to December 31, 2002, $0 for the period from January 1, 2002 to September 9, 2002	(856)	(143)	(713)
Gains on disposals, net of minority interest of $71 for the period from September 10, 2002 to December 31, 2002, $0 for the period from January 1, 2002 to September 9, 2002	10,175	675	9,500
Income from discontinued operations	9,319	532	8,787
Net income	$14,601	$ 8,944	$ 5,657

(1) These amounts represent the unaudited combined results of operations for the year ended December 31, 2002, which we believe makes the most useful comparison to the year ended December 31, 2003. The periods before and after September 10, 2002 are presented on a different basis of accounting. Accordingly, certain line items, such as rental income and depreciation and amortization expense, may not be comparable to the prior period.

Net Income

Net income (loss) decreased approximately $33.4 million to a net loss of approximately $18.8 million for the year ended December 31, 2003 from net income of approximately $14.6 million for the combined year ended December 31, 2002. This decrease was primarily attributable to (i) an increase in general and administrative expenses of approximately $11.4 million related to compensation and other employee benefits, insurance premiums and professional fees, (ii) a realized loss on investments of approximately $9.2 million due to the sale of our residential mortgage-backed securities portfolio and the termination of a related hedging agreement, and (iii) approximately $7.2 million related to the cash and contingent restricted share components of our 2003 Outperformance Plan. The remaining $5.6 million of expense relates to the net impact of our acquisition of 479 properties during the year ended December 31, 2003, including depreciation, amortization and the interest expense associated with the financing of certain acquisitions.

Revenues

Rental income increased approximately $65.8 million, or 257.0%, to approximately $91.4 million for the year ended December 31, 2003 from approximately $25.6 million for the combined year ended December 31, 2002. The increase was attributable primarily to revenues received from the properties we did not own during all or part of the combined year ended December 31, 2002, including properties acquired from Dana Commercial Credit, Pitney Bowes, Finova Capital, and Bank of America, N.A., Bank of America Plaza, properties acquired under our formulated price contracts, and Three Beaver Valley which was acquired from a related party.

Operating expense reimbursements increased approximately $25.2 million, or 303.6%, to approximately $33.5 million for the year ended December 31, 2003 from approximately $8.3 million for the combined year ended December 31, 2002. This increase was attributable primarily to operating expense reimbursements for properties we acquired from Bank of America, N.A. in December 2002 and June 2003.

The following table summarizes rental income and operating expense reimbursements for real estate assets by portfolio for the years ended December 31, 2003 and 2002 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Rental Income Year Ended December 31, 2003	2002	Operating Expense Reimbursements Year Ended December 31, 2003	2002
Formation Transactions	Sept. 2002	$25,960	$25,833	$ 7,371	$8,199
Formulated Price Contracts	Various	2,743	92	350	—
Bank of America, N.A.	Dec. 2002	4,657	181	2,006	191
Dana Commercial Credit	Jan. 2003	16,816	—	—	—
Pitney Bowes—Wachovia	March 2003	10,242	—	12	—
Finova Capital—BB&T	April 2003	1,627	—	—	—
Bank of America, N.A.	June 2003	33,497	—	25,258	—
Pitney Bowes—KeyBank	Sept. 2003	863	—	—	—
Pitney Bowes—Bank of America	Sept. 2003	1,699	—	—	—
Three Beaver Valley	Sept. 2003	1,170	—	421	—
Bank of America Plaza	Dec. 2003	406	—	327	—
Discontinued operations		(8,328)	(506)	(2,274)	(123)
Total		$91,352	$25,600	$33,471	$8,267

Interest and other income from investments (other than investments in our residential mortgage-backed securities portfolio, which were sold in 2003) increased approximately $1.0 million, or 30.3%, to approximately $4.4 million for the year ended December 31, 2003 from approximately $3.3 million for the year ended December 31, 2002. This increase was due primarily to interest income generated on investments made with the proceeds of our June 2003 IPO.

Expenses

Total expenses increased approximately $111.9 million, or 274.9%, to approximately $152.6 million for the year ended December 31, 2003 from approximately $40.7 million in the combined year ended December 31, 2002. This increase resulted primarily from additional property operating, general and administrative, interest, and depreciation and amortization expenses for the properties we acquired with the proceeds of our 2002 private placement and our 2003 IPO.

Property operating expenses increased approximately $38.0 million, or 351.9%, to approximately $48.8 million for the year ended December 31, 2003 from approximately $10.8 million in the combined year ended December 31, 2002. This increase was due primarily to expenses associated with the properties we acquired from Bank of America, N.A in December 2002 and June 2003, and properties acquired under our formulated price contracts.

The following table summarizes property operating expenses for real estate assets by portfolio for the years ended December 31, 2003 and 2002 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Property Operating Expenses Year Ended December 31, 2003	2002
Formation Transactions	Sept. 2002	$12,438	$11,286
Formulated Price Contracts	Various	2,882	41
Bank of America, N.A.	Dec. 2002	3,968	117
Dana Commercial Credit	Jan. 2003	347	—
Pitney Bowes—Wachovia	March 2003	155	—
Finova Capital—BB&T	April 2003	59	—
Bank of America, N.A.	June 2003	35,803	—
Pitney Bowes—KeyBank	Sept. 2003	49	—
Pitney Bowes—Bank of America	Sept. 2003	38	—
Three Beaver Valley	Sept. 2003	485	—
Bank of America Plaza	Dec. 2003	396	—
Discontinued operations		(7,838)	(675)
Total		$48,782	$10,769

General and administrative expenses increased approximately $11.4 million, or 137.3%, to approximately $19.7 million for the year ended December 31, 2003 from approximately $8.3 million in the combined year ended December 31, 2002. Of this increase, approximately $5.8 million relates to additional compensation and employee related expenses resulting from the increased number of employees we needed to operate as a public company and to manage a substantially increased number of properties. The increase in general and administrative expense is also attributable to $3.4 million for the amortization of restricted shares that were awarded to management and our board of trustees following our IPO, $1.0 million for additional trustees and officer's insurance premiums, and $1.2 million for professional fees.

During the year ended December 31, 2003, we incurred $2.0 million and $5.2 million related to the cash and contingent restricted share components of our 2003 Outperformance Plan, respectively. The Outperformance Plan was approved by the Company's board of trustees in May 2003, thus no such expense was incurred during the combined year ended December 31, 2002.

Interest expense on mortgages and other debt increased approximately $18.1 million, or 139.2%, to approximately $31.1 million for the year ended December 31, 2003 from approximately $13.0 million in the combined year ended December 31, 2002. This increase is the result of borrowings used to finance the acquisition of the Dana Commercial Credit and Pitney Bowes-Wachovia portfolios and the Bank of America, N.A. portfolio acquired in June 2003.

The following table summarizes interest expenses for real estate assets by portfolio for the years ended December 31, 2003 and 2002 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Interest Expense Year Ended December 31, 2003	2002
Formation Transactions	Sept. 2002	$11,782	$13,411
Formulated Price Contracts	Various	53	—
Bank of America, N.A.	Dec. 2002	7	—
Dana Commercial Credit	Jan. 2003	8,343	—
Pitney Bowes—Wachovia	March 2003	3,012	—
Bank of America, N.A.	June 2003	7,326	—
Pitney Bowes—Bank of America	Sept. 2003	123	—
Three Beaver Valley	Sept. 2003	649	—
Discontinued operations		(191)	(449)
Total		$31,104	$12,962

Depreciation and amortization expense increased approximately $37.2 million, or 432.6%, to approximately $45.8 million for the year ended December 31, 2003 from approximately $8.6 million in the combined year ended December 31, 2002. This increase was due to an increase in the cost basis of the properties we acquired in our formation transactions, to depreciation expense related to properties we acquired following our formation transactions and to amortization expense related to intangible assets recorded in connection with these property acquisitions. This increase was partially offset by the elimination of depreciation expense related to properties owned by our predecessor entities that we did not acquire in our formation transactions.

The following table summarizes depreciation and amortization expense for real estate assets by portfolio for the years ended December 31, 2003 and 2002 (amounts are in thousands):

Portfolio Name	Date(s) of Acquisition	Depreciation and Amortization Expense Year Ended December 31, 2003	2002
Formation Transactions	Sept. 2002	$10,477	$8,840
Formulated Price Contracts	Various	1,099	59
Bank of America, N.A.	Dec. 2002	1,298	59
Dana Commercial Credit	Jan. 2003	13,618	—
Pitney Bowes—Wachovia	March 2003	7,716	—
Finova Capital—BB&T	April 2003	905	—
Bank of America, N.A.	June 2003	14,455	—
Pitney Bowes—KeyBank	Sept. 2003	471	—
Pitney Bowes—Bank of America	Sept. 2003	861	—
Three Beaver Valley	Sept. 2003	898	—
Bank of America Plaza	Dec. 2003	396	—
Discontinued operations		(6,401)	(375)
Total		$45,793	$8,583

Net Interest Income on Residential Mortgage-Backed Securities, Net of Expenses. Interest income from our residential mortgage-backed securities portfolio decreased approximately $5.1 million, or 52.5%, to approximately $4.7 million for the year ended December 31, 2003 from approximately $9.8 million in the combined year ended December 31, 2002. This decrease was the result of reducing our portfolio of residential mortgage-backed securities in the first quarter of 2003 and reinvesting the funds in property acquisitions. On May 21, 2003, our board of trustees approved the sale of all remaining residential mortgage-backed securities in our portfolio, the repayment of all borrowings under reverse repurchase agreements used to finance the portfolio and the termination of a related hedging agreement. These transactions were completed during the second quarter of 2003. Interest income from our residential mortgage-backed securities portfolio is net of investment advisory expenses paid to FBR Investment Management, Inc. (FBR), an affiliate of Friedman, Billings, Ramsey & Co., Inc., for services rendered in connection with this portfolio. FBR served as placement agent in connection with our September 2002 private placement and served as co-lead manager of our IPO.

Realized Loss on Investments. Realized loss on sales of investments was approximately $9.2 million for the year ended December 31, 2003 as compared to approximately $0.3 million for the combined year ended December 31, 2002 and represents losses on the sale of investments in our residential mortgage-backed security portfolio and the termination of a related hedging agreement.

Minority Interest. Minority interest increased approximately $2.8 million to approximately $2.0 million income for the year ended December 31, 2003 from approximately $0.8 million expense in the combined year ended December 31, 2002 and represents an allocation of net income to unitholders in our Operating Partnership and an allocation of net income from our 123 South Broad Street property to individuals who own an 11% limited partnership interest in the entity that owns that property. We did not have minority interest prior to the completion our formation transactions on September 10, 2002.

Discontinued Operations—Loss from Operations. Loss from discontinued operations increased approximately $0.3 million to approximately $1.2 million, net of minority interest, for the year ended December 31, 2003 from a loss of approximately $0.9 million, net of minority interest, in the combined year ended December 31, 2002. This increase was primarily due to impairment losses recorded on properties held for sale or sold as of December 31, 2003.

Discontinued Operations—Net Gain on Sales of Properties. Net gain on sales of properties decreased approximately $1.8 million to a net gain of approximately

$8.4 million, net of minority interest, for the year ended December 31, 2003 from a net gain of approximately $10.2 million, net of minority interest, in the combined year ended December 31, 2002. During the years ended December 31, 2003 and 2002, we sold and terminated leases on 38 properties and 27 properties, respectively. We have established investment criteria for properties included in our real estate portfolio and a policy to dispose of individual properties that do not meet such criteria. Pursuant to that policy, we generally intend to commence our efforts to dispose of non-core properties within 30 days of acquisition and dispose of them within 12 months of acquisition. If we sell properties at a gain, we may incur income taxes on such gains.

CASH FLOWS

For the Year Ended December 31, 2004

During the year ended December 31, 2004, net cash provided by operating activities was approximately $97.0 million. The level of cash flows provided by operating activities is affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. The increase in prepaid and other assets principally relates to capitalized financing and acquisition costs associated with transactions pending as of December 31, 2004, which were completed during the first quarter of 2005. These transactions include the long-term secured financing on the properties acquired from Bank of America, N.A. on October 1, 2004 and the purchase of three properties developed by Koll Development, L.L.C. and net leased to an affiliate of Citigroup in January 2005. The increase in deferred leasing costs is primarily related to the lease inducement fee paid to a subsidiary of State Street Corporation, the tenant in State Street Financial Center, and a lease extension fee paid to Bank of America, N.A., a tenant in 101 Independence Center. These increases were partially offset by the increase in deferred revenue. The increase in deferred revenue is due to the prepayment of sublease management and standby subtenant fees related to our leasehold interest in Harborside and prepaid rent related to properties we did not own on December 31, 2003, including State Street Financial Center and the portfolios we purchased from Wachovia Bank, N.A. in September 2004 and Bank of America, N.A. in October 2004.

Net cash used in investing activities was approximately $1,702.1 million. Investing activities consisted primarily of payments for acquisitions, net of cash acquired, of approximately $1,975.1 million, principally for the acquisition of State Street Financial Center, 215 Fremont Street, 101 Independence Center, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios, and approximately $15.8 million for payments related to capital expenditures and leasehold termination costs. These payments were partially offset by net sales of marketable securities of approximately $42.8 million, proceeds from sales of real estate and non-real estate investments and payments received to assume leasehold interests of approximately $187.0 million and net proceeds from the sale of a 30% interest in State Street Financial Center of $59.0 million.

Net cash provided by financing activities was approximately $1,504.6 million. Financing activities consisted primarily of proceeds from mortgage notes payable, convertible senior notes and credit facilities of approximately $1,965.5 million, which were used principally to finance a portion of the purchase price of State Street Financial Center, 215 Fremont Street, and the Wachovia Bank, N.A. and Bank of America, N.A. portfolios and proceeds from the exercise of stock options of approximately $7.5 million. These proceeds were partially offset by (i) dividends to shareholders and distributions to Operating Partnership unitholders of approximately $116.8 million, (ii) repayment of mortgage notes payable and payment of financing costs of approximately $288.8 million, (iii) approximately $31.1 million of payments to redeem Operating Partnership units issued in connection with the acquisition of State Street Financial Center and (iv) approximately $31.7 million related to an increase in restricted cash.

For the Year Ended December 31, 2003

During the year ended December 31, 2003, net cash provided from operating activities was approximately $94.8 million. The level of cash flows provided by operating activities is affected by the receipt of scheduled rent payments and the timing of the payment of operating and interest expenses. In January 2003, we received a rental payment of approximately $40.4 million from Bank of America, N.A. under the terms of a lease we assumed in the acquisition of a portfolio of 14 office buildings and two parking facilities from a wholly owned subsidiary of Dana Commercial Credit Corporation.

Net cash used for investing activities was approximately $46.4 million, and included (i) sales of residential mortgage-backed securities of approximately $939.6 million, (ii) receipt of principal payments on residential mortgage-backed securities of approximately $172.6 million, (iii) net sales of marketable investments of approximately $76.8 million, (iv) acquisitions of real estate investments, net of proceeds on sales of real estate investments, of approximately $1,239.9 million, (v) a decrease in accrued interest income of $7.6 million and (vi) capital expenditures of approximately $3.1 million.

Net cash provided by financing activities was approximately $101.9 million, and included (i) repayments of reverse repurchase agreements of approximately $1,053.5 million, (ii) proceeds from share issuances of approximately $741.3 million, (iii) payment of dividends and distributions to Operating Partnership unitholders and shareholders of approximately $63.0 million, (iv) repayment of mortgage notes and bridge notes payable of approximately $935.4 million, (v) payment for deferred financing costs of approximately $36.1 million, (vi) borrowings under mortgage notes and bridge loans of approximately $1,460.3 million and (vii) an increase in restricted cash of approximately $11.7 million.

For the Combined Periods from January 1, 2002 to September 9, 2002 and September 10, 2002 to December 31, 2002

For the combined periods from January 1, 2002 to September 9, 2002 and September 10, 2002 to December 31, 2002, net cash provided by operating activities was approximately $15.3 million. The level of cash flows provided by operating activities is affected by timing of receipts of rent and payment of operating and interest expenses.

Net cash used in investing activities for the combined periods was approximately $1,358.6 million, and included (i) proceeds of approximately $19.1 million from the sale of 24 properties during the period, (ii) capital expenditures of approximately $1.2 million, (iii) acquisitions of real estate investments of approximately $95.0 million, (iv) net purchases of marketable securities and an increase in accrued interest income of approximately $143.7 million and (v) net purchases of residential mortgage-backed securities and other investments of approximately $1,137.8 million.

Net cash provided by financing activities for the combined periods was approximately $1,405.8 million, and included (i) borrowings under reverse repurchase agreements of approximately $1,053.5 million, (ii) repayment of mortgage and bridge notes payable of approximately $26.8 million, (iii) payments for deferred financing costs of approximately $0.1 million, (iv) distributions to limited partners of approximately $4.0 million, (v) proceeds from mortgage notes payable of approximately $10.4 million, (vi) proceeds from share issuances of approximately $378.6 million, (vii) contributions by limited partners of approximately $1.7 million and (viii) an increase in restricted cash of approximately $7.5 million.

LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity Requirements

We had an aggregate of $134.9 million of cash and cash equivalents and short-term investments as of December 31, 2004. Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures associated with our properties, dividend and distribution payments, amortization of indebtedness and related debt service costs. Historically, we have satisfied our short-term liquidity requirements through our existing working capital, credit facilities and cash provided by our operations. We believe that our existing working capital, credit facilities and cash provided by operations will continue to be sufficient to meet our short-term liquidity requirements for the next 12 months.

Under the terms of our triple net and bond net leases, the tenant is responsible for substantially all expenses associated with the operation of the related property, such as taxes, insurance, utilities, routine maintenance and capital improvements. As a result of these arrangements, we do not anticipate incurring substantial unreimbursed expenses in connection with these properties during the terms of the leases. We expect to incur operating and capital expenditures at properties that have tenants with leases that are not written on a triple net or bond net basis. We also expect to incur capital expenditures, such as tenant improvements allowances and leasing commission in connection with the leasing of space in our office buildings.

Long-Term Liquidity Requirements

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties and the costs associated with the acquisition of additional properties. Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, the issuance of equity and equity-linked securities, mortgage indebtedness and sales of properties. In the future, we will be dependent on all such sources to meet our long-term liquidity requirements.

As of December 31, 2004, we had approximately $110.8 million in pending acquisitions, including approximately $88.6 million relating to three buildings developed by Koll Development, L.L.C. and approximately $8.4 million relating to the acquisition of an office building in Cleveland, Ohio, all of which were completed in January 2005. The remaining pending acquisitions relate to notifications outstanding under our formulated price contracts of approximately $10.8 million. However, since our formulated price agreements require us, with limited exceptions, to purchase all bank branches that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable. We expect to continue to acquire additional properties in the next 12 months and to fund such acquisitions with any or all of the sources of capital described above. We intend to arrange debt in accordance with our general borrowing policies, which often include utilizing our credit facilities prior to securing permanent debt financing and/or obtaining up-front floating rate interest periods before secured loans revert to a fixed rate basis for the remainder of the loan term.

On March 4, 2005, we completed a $304.0 million secured financing on the Bank of America, N.A. portfolio acquired in October 2004. The financing has a term of 15 years and bears interest at a floating rate equal to LIBOR plus 0.02% through June 14, 2005, before reverting to a fixed interest rate of approximately 5.96% for the remainder of the loan term. We borrowed approximately $230.0 million of the total financing at closing, and plan to take down the remaining proceeds within 30 days of the initial closing. We applied substantially all of the initial borrowing to repay in full the outstanding balance on our secured line of credit. As a result, upon the completion of this financing, approximately 97% of our outstanding debt will be on a fixed rate basis, or will convert to a fixed rate upon the expiration of an initial floating rate interest period.

Our properties are encumbered by mortgages and other financing agreements aggregating approximately $2,727.2 million in outstanding principal, excluding unamortized premiums, as of December 31, 2004, with an average remaining term of 11.9 years and a weighted average interest rate (excluding unamortized debt premium and the effects of hedging activities) of 5.25%.

The table below summarizes the properties financed and the principal payments required as of December 31, 2004 in the following calendar years (amounts in millions, except number of buildings):

				Principal Payments and Debt Security Schedule						
Property/Borrowing	Number of Properties	Principal Balance at December 31, 2004 (1)	Interest Rate (1)	2005	2006	2007	2008	2009	2010	There-after
State Street Financial Center, Boston, MA	1	$ 512.4	5.79%	$10.9	$ 11.5	$ 12.2	$12.9	$ 13.7	$ 14.6	$ 436.6
Convertible notes	0	450.0	4.38%	0.0	0.0	0.0	0.0	0.0	0.0	450.0
Bank of America, N.A.	149	397.4	5.47%	3.0	6.3	6.6	6.9	7.4	7.8	359.4
Bank of America II, N.A.(2)	288	270.0	3.89%	—	270.0	0.0	0.0	0.0	0.0	0.0
Wachovia Bank, N.A.(3)	139	234.0	6.40%	1.2	3.1	3.3	3.5	3.7	4.0	215.2
Dana Commercial Credit	14	181.0	4.04%	19.7	20.5	21.4	22.2	23.1	24.1	50.0
215 Fremont Street, San Francisco, CA(4)	1	133.9	5.98%	2.6	2.9	3.2	3.3	3.6	3.8	114.5
101 Independence Center, Charlotte, NC	1	79.9	5.53%	1.1	1.1	1.2	1.3	1.3	1.4	72.5
Bank of America Plaza, St. Louis, MO	1	62.2	4.55%	2.0	2.1	2.1	2.3	53.7	0.0	0.0
Pitney Bowes—Bank of America	73	61.4	5.33%	3.1	3.3	2.9	2.0	1.6	1.7	46.8
123 S. Broad Street, Unit 2, Philadelphia, PA	1	51.4	8.43%	0.5	0.5	50.4	0.0	0.0	0.0	0.0
State Street Financial Center Mezzanine(5)	0	50.0	4.22%	0.0	0.7	5.0	5.8	6.8	7.6	24.1
Pitney Bowes—Wachovia	41	46.3	4.07%	2.5	4.0	4.4	4.9	5.3	25.2	0.0
Three Beaver Valley, Wilmington, DE	1	42.8	5.06%	0.6	0.6	0.7	0.7	0.7	0.9	38.6
123 S. Broad Street, Unit 1, Philadelphia, PA	1	35.4	8.43%	0.3	0.4	0.4	0.4	0.5	33.4	0.0
Pitney Bowes—Wachovia	23	26.1	5.50%	0.8	0.9	0.9	1.0	1.0	1.1	20.4
610 Old York Road, Jenkintown, PA	1	15.0	8.29%	0.1	0.2	0.2	0.2	0.2	14.1	0.0
177 Meeting Street, Charleston, SC	1	9.8	7.44%	0.2	0.2	0.2	0.2	0.2	0.2	8.6
50 W. Market Street, West Chester, PA	1	3.6	6.75%	0.1	0.1	3.4	0.0	0.0	0.0	0.0
4 Pope Avenue, Hilton Head, SC	1	3.4	5.89%	0.1	0.1	0.1	0.1	0.1	0.1	2.8
200 Reid Street, Palatka, FL	1	3.3	5.81%	0.1	0.1	0.1	0.1	0.1	0.1	2.7
Debt between $1.0 million and $3.0 million(6)	25	37.3	5.92%	1.0	1.1	1.2	1.2	1.3	2.5	29.0
Debt less than $1.0 million(7)	34	20.6	5.71%	0.7	1.4	0.7	1.5	2.4	1.4	12.5
Total	798	$2,727.2	5.25%	$50.6	$331.1	$120.6	$70.5	$126.7	$144.0	$1,883.7

(1) Excludes unamortized debt premium and hedging activity and the related effects on interest rates.
(2) Secured credit facility is floating based on LIBOR plus 1.50% and collaterialized by properties in the portfolio acquired by Bank of America, N.A. in October 2004.
(3) Debt is floating based on LIBOR plus 1.50% through May 2005 and is fixed at 6.40% thereafter.
(4) Debt is floating based on LIBOR plus 1.25% through January 2005 and is fixed at 5.98% thereafter.
(5) Debt is floating based on LIBOR plus 1.83% through October 2006, when it is prepayable without penalty. If not prepaid, it converts to a fixed rate of 9.75% through maturity in July 2013.
(6) Includes one variable rate loan of $1.3 million, which bears interest at LIBOR plus 2.35%.
(7) Includes eight variable rate loans totaling $4.7 million, which bear interest at one-month Constant Maturity Treasury plus 2.00%.

Our indebtedness contains various financial and non-financial covenants customarily found in financing arrangements, including debt service coverage ratio requirements and in the case of our unsecured line of credit, limitations on our total indebtedness and our total secured indebtedness. As of December 31, 2004 and December 31, 2003, we were in compliance with all of these covenants.

Contractual Obligations

The following table outlines the timing of payment requirements (excluding interest payments) related to our contractual obligations as of December 31, 2004 (amounts in thousands):

	Less Than One Year	One-Three Years	Three-Five Years	More Than Five Years	Total (1)
Mortgage notes payable—fixed-rate	$ 45,933	$162,694	$169,636	$1,203,922	$1,582,185
Mortgage notes payable—variable-rate	4,643	18,999	27,608	373,791	425,041
Convertible senior notes	—	—	—	450,000	450,000
Credit facility	—	270,000	—	—	270,000
Operating leases	15,357	30,225	29,333	160,534	235,449
Purchase obligations (2)	106,000	—	—	—	106,000
	$171,933	$481,918	$226,577	$2,188,247	$3,068,675

(1) Excludes unamortized debt premium.
(2) Includes approximately $86.8 million to purchase three buildings developed by Koll Development, L.L.C., and approximately $8.4 million to acquire an office-building in Cleveland, Ohio and approximately $10.8 million related to notifications outstanding under our formulated price contracts. However, since our fomulated price agreements require us, with limited exceptions, to purchase all bank branches that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable.

As of December 31, 2004, we had $22.4 million of letters of credit outstanding. We have provided Charles Schwab & Co., Inc. with an irrevocable, standby letter of credit for $14.9 million as security for our obligation under a subtenant agreement and a sublease management and standby subtenant agreement at Harborside Plaza. The amount of the letter of credit will increase concurrently with each rent credit and sublease management fee payment by Charles Schwab & Co., Inc. and then decrease over the term of our obligations through October 2017. We have also provided Bank of America, N.A. with an irrevocable, standby letter of credit for $6.0 million as security for our obligations under our lease agreements related to the properties we acquired from Bank of America, N.A. in June 2003 and October 2004. The remaining letters of credit were issued to utility companies in lieu of a cash security deposit to establish service.

We generally intend to refinance the remaining principal balance of our mortgage notes payable as they become due or repay them if they relate to properties being sold.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. To meet our short- and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Borrowings under our credit facilities bear interest at variable rates. Our long-term debt, which consists principally of secured financings, typically bears interest at fixed rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, caps, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2004, our debt included fixed-rate mortgages with a carrying value of approximately $2,032.2 million and a fair value of approximately $2,015.9 million. Changes in market interest rates on our fixed-rate debt impacts the fair value of the debt, but it has no impact on interest incurred or cash flow. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2004 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by approximately $156.0 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by approximately $176.6 million.

As of December 31, 2004, our debt included variable-rate mortgage notes payable with a carrying value of $695.0 million, including $367.9 million of variable rate debt that will revert to a fixed rate basis on or prior to May 2005. The sensitivity analysis related to our variable-rate debt assumes an immediate 100 basis point move in variable interest rates with all other variables held constant. A 100 basis point increase or decrease in variable interest rates on our variable notes payable would increase or decrease our interest expense by approximately $2.7 million annually, adjusting for the effect of our variable-rate debt which reverts to a fixed-rate basis.

These amounts were determined by considering the impact of hypothetical interest rates changes on our borrowing costs, and, assume no other changes in our capital structure.

As the information presented above includes only those exposures that existed as of December 31, 2004, it does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited the accompanying consolidated balance sheets of American Financial Realty Trust and subsidiaries (Successor) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2004 and the period from September 10, 2002 (commencement of operations) to December 31, 2002 (Successor periods), and the related combined statements of operations, owners' net investment and cash flows of American Financial Real Estate Group (Predecessor) for the period from January 1, 2002 to September 9, 2002 (Predecessor period). These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Financial Realty Trust and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the Successor periods in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Financial Real Estate Group for the Predecessor period in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Financial Realty Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees of
American Financial Realty Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that American Financial Realty Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). American Financial Realty Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Financial Realty Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, American Financial Realty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Financial Realty Trust and subsidiaries (Successor) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2004 and the period from September 10, 2002 (commencement of operations) to December 31, 2002 (Successor periods), and the related combined statements of operations, owners' net investment and cash flows of American Financial Real Estate Group (Predecessor) for the period from January 1, 2002 to September 9, 2002 (Predecessor period), and our report dated March 9, 2005 expressed an unqualified opinion on those consolidated and combined financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 9, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003
(In thousands, except share and per share data)

December 31,	2004	2003
Assets		
Real estate investments, at cost:		
Land	$ 415,852	$ 225,287
Building and improvements	2,280,971	1,228,254
Equipment and fixtures	352,737	196,142
Leasehold interests	4,972	5,040
Total real estate investments, at cost	3,054,532	1,654,723
Less accumulated depreciation	(147,478)	(57,727)
Total real estate investments, net	2,907,054	1,596,996
Cash and cash equivalents	110,607	211,158
Restricted cash	59,905	28,330
Marketable investments and accrued interest	24,272	67,561
Tenant and other receivables, net	34,667	15,425
Prepaid expenses and other assets	65,551	6,848
Assets held for sale	101,827	82,002
Intangible assets, net of accumulated amortization of $25,749 and $5,330	590,341	115,084
Deferred costs, net of accumulated amortization of $7,637 and $2,926	57,623	18,935
Total assets	$3,951,847	$2,142,339
Liabilities and Shareholders' Equity:		
Mortgage notes payable	$2,008,554	$ 921,355
Credit facility	270,000	—
Convertible notes, net	445,926	—
Accounts payable	4,947	2,079
Accrued interest expense	24,510	8,050
Accrued expenses and other liabilities	60,098	29,716
Dividends and distributions payable	29,805	28,295
Below-market lease liabilities, net of accumulated amortization of $3,396 and $1,463	59,232	49,485
Deferred revenue	105,745	33,569
Liabilities related to assets held for sale	7,972	55,824
Total liabilities	3,016,789	1,128,373
Minority interest	65,099	36,365
Shareholders' equity:		
Preferred shares, 100,000,000 shares authorized at $0.001 per share, no shares issued and outstanding at December 31, 2004 and December 31, 2003	—	—
Common shares, 500,000,000 shares authorized at $0.001 per share, 111,001,935 and 108,096,217 issued and outstanding at December 31, 2004 and December 31, 2003	111	108
Capital contributed in excess of par	1,130,034	1,102,561
Deferred compensation	(16,518)	(16,291)
Accumulated deficit	(229,380)	(94,557)
Accumulated other comprehensive loss	(14,288)	(14,220)
Total shareholders' equity	869,959	977,601
Total liabilities and shareholders' equity	$3,951,847	$2,142,339

See accompanying notes to consolidated and combined financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003 and Periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002
(In thousands, except per share data)

				Predecessor
	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002	Period from January 1, 2002 to September 9, 2002
Revenues:				
Rental income	$236,195	$ 91,352	$ 8,079	$17,521
Operating expense reimbursements	97,894	33,471	2,734	5,533
Interest and other income, net	3,263	4,346	2,389	927
Total revenues	337,352	129,169	13,202	23,981
Expenses:				
Property operating expenses	146,365	48,782	3,710	7,059
General and administrative	33,193	19,711	3,645	4,695
Outperformance plan—cash component	—	2,014	—	—
Outperformance plan—contingent restricted share component	(5,238)	5,238	—	—
Severance and related accelerated amortization of deferred compensation	1,857	—	—	—
Interest expense on mortgages and other debt	94,264	31,104	3,361	9,601
Depreciation and amortization	109,339	45,793	2,827	5,756
Total expenses	379,780	152,642	13,543	27,111
Loss before net gain on sale of minority interest in a property, net interest income on residential mortgage-backed securities, net loss on investments, minority interest and discontinued operations	(42,428)	(23,473)	(341)	(3,130)
Gain on sale of minority interest in a property, net	17,693	—	—	—
Interest income from residential mortgage-backed securities, net of interest expense on reverse repurchase agreements of $4,355 and $6,578 for the year ended December 31, 2003 and the period from September 10, 2002 to December 31, 2002	—	4,661	9,807	—
Net loss on investments	(409)	(9,239)	(280)	—
Income (loss) from continuing operations before minority interest	(25,144)	(28,051)	9,186	(3,130)
Minority interest	1,175	1,983	(774)	—
Income (loss) from continuing operations	(23,969)	(26,068)	8,412	(3,130)
Discontinued operations:				
Loss from operations before yield maintenance fees, net of minority interest of $216, $53, $15 and $0 for the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively	(6,704)	(1,161)	(143)	(713)
Yield maintenance fees, net of minority interest of $103 for the year ended December 31, 2004	(3,060)	—	—	—
Net gains on disposals, net of minority interest of $376, $382, $71 and $0 for the for the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively; net of income taxes	11,488	8,407	675	9,500
Income from discontinued operations	1,724	7,246	532	8,787
Net income (loss)	$(22,245)	$(18,822)	$ 8,944	$ 5,657
Basic income (loss) per share:				
From continuing operations	$(0.24)	$(0.36)	$0.20	
From discontinued operations	0.02	0.10	0.01	
Total basic income (loss) per share	$(0.22)	$(0.26)	$0.21	
Diluted income (loss) per share:				
From continuing operations	$(0.24)	$(0.36)	$0.19	
From discontinued operations	0.02	0.10	0.01	
Total diluted income (loss) per share	$(0.22)	$(0.26)	$0.20	

See accompanying notes to consolidated and combined financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) AND OWNERS' NET INVESTMENT

Years Ended December 31, 2004 and 2003 and Periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002
(In thousands, except share and per share data)

		American Financial Realty Trust						
	Predecessor Owners' Net Investment	Shares of Beneficial Interest	Common Shares at Par	Capital Contributed in Excess of Par	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2002	$ 9,149	—	$ —	$ —	$ —	$ —	$ —	$ —
Capital contribution and share issuances	1,695	—	—	—	—	—	—	—
Distributions	(3,902)	—	—	—	—	—	—	—
Net income	5,657	—	—	—	—	—	—	—
Balance, September 9, 2002	12,599	—	—	—	—	—	—	—
Distribution of net assets not acquired	(1,015)	—	—	—	—	—	—	—
Transfer of historical equity	(11,584)	—	—	11,584	—	—	—	11,584
Excess of fair value over net assets acquired from control group	—	—	—	(48,971)	—	—	—	(48,971)
Adjustment to establish minority interest of unitholders in majority owned partnership	—	—	—	(1,449)	—	—	—	(1,449)
Adjustment for minority interest of unitholders in operating partnership	—	—	—	1,310	—	—	—	1,310
Issuance of common shares, net of expense	—	42,288,008	42	378,815	—	—	—	378,857
Balance, September 10, 2002	—	42,288,008	42	341,289	—	—	—	341,331
Net income	—	—	—	—	—	8,944	—	8,944
Other comprehensive income (loss):								
Reclassification adjustment for losses reclassified into operations	—	—	—	—	—	—	280	280
Unrealized loss on derivatives	—	—	—	—	—	—	(6,192)	(6,192)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	964	964
Minority interest allocation	—	—	—	—	—	—	470	470
Total comprehensive income	—	—	—	—	—	—	—	4,466
Dividends declared at $0.22 per share	—	—	—	—	—	(9,350)	—	(9,350)
Issuance of restricted shares	—	210,000	—	2,100	(2,100)	—	—	—
Amortization of deferred compensation	—	—	—	—	215	—	—	215
Balance, December 31, 2002	—	42,498,008	42	343,389	(1,885)	(406)	(4,478)	336,662
Net loss	—	—	—	—	—	(18,822)	—	(18,822)
Other comprehensive income (loss):								
Reclassification adjustment for losses reclassified into operations	—	—	—	—	—	—	9,497	9,497
Unrealized loss on derivatives	—	—	—	—	—	—	(19,360)	(19,360)
Unrealized loss on available for sale securities	—	—	—	—	—	—	(115)	(115)
Minority interest allocation	—	—	—	—	—	—	236	236
Total comprehensive loss	—	—	—	—	—	—	—	(28,564)
Issuance of common shares, net of expenses	—	64,143,564	64	740,832	—	—	—	740,896
Exercised options of common shares	—	37,812	—	378	—	—	—	378
Conversion of Operating Partnership units into common shares	—	28,333	—	196	—	—	—	196
Dividends declared at $1.00 per share	—	—	—	—	—	(75,329)	—	(75,329)
Issuance of restricted shares	—	1,388,500	2	17,766	(17,768)	—	—	—
Amortization of deferred compensation	—	—	—	—	3,362	—	—	3,362
Balance, December 31, 2003	—	108,096,217	108	1,102,561	(16,291)	(94,557)	(14,220)	977,601
Net loss	—	—	—	—	—	(22,245)	—	(22,245)
Other comprehensive income (loss):								
Reclassification adjustment for losses reclassified into operations	—	—	—	—	—	—	2,034	2,034
Unrealized loss on derivatives	—	—	—	—	—	—	(1,436)	(1,436)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(438)	(438)
Minority interest allocation	—	—	—	—	—	—	(228)	(228)
Total comprehensive loss	—	—	—	—	—	—	—	(22,313)
Isssuance of common shares, net of expenses	—	16,854	—	244	—	—	—	244
Exercised options of common shares	—	748,946	1	7,551	—	—	—	7,552
Conversion of Operating Partnership units into common shares	—	1,520,688	2	9,178	—	—	—	9,180
Dividends declared at $1.02 per share	—	—	—	—	—	(112,578)	—	(112,578)
Issuance of restricted shares	—	619,230	—	10,500	(10,500)	—	—	—
Amortization of deferred compensation	—	—	—	—	10,273	—	—	10,273
Balance, December 31, 2004	$ —	111,001,935	$111	$1,130,034	$(16,518)	$(229,380)	$(14,288)	$ 869,959

See accompanying notes to consolidated and combined financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003 and Periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002
(In thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002	Predecessor Period from January 1, 2002 to September 9, 2002
Cash flows from operating activities:				
Net income (loss)	$ (22,245)	$ (18,822)	$ 8,944	$ 5,657
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	93,241	44,350	2,629	5,831
Minority interest	(1,118)	(1,654)	830	—
Amortization of leasehold interests and intangible assets	18,145	7,844	308	190
Amortization of above- and below-market leases	1,539	336	(36)	—
Amortization of deferred financing costs	5,006	4,474	90	550
Amortization of deferred compensation	10,273	3,361	437	—
Non-cash component of Outperformance Plan	(5,238)	5,238	—	—
Non-cash compensation charge	244	694	—	—
Impairment charges	4,060	1,551	—	—
Net gain on sales of properties	(30,076)	(11,459)	(877)	(9,500)
Net loss on sales of investments	409	9,239	280	—
Premium amortization on residential mortgage-backed securities	—	4,464	995	—
Leasing costs	(17,262)	—	—	—
Payments for lease terminations	2,061	—	—	—
Decrease (increase) in operating assets:				
Tenant and other receivables, net	(22,055)	(10,620)	(1,235)	(1,379)
Prepaid expenses and other assets	(59,448)	(533)	(2,556)	(107)
Increase (decrease) in operating liabilities:				
Accounts payable	3,138	(647)	(201)	882
Accrued expenses and other liabilities	44,972	27,761	3,760	(847)
Deferred revenue and tenant security deposits	71,325	29,232	(489)	1,105
Net cash provided by operating activities	96,971	94,809	12,879	2,382
Cash flows from investing activities:				
Payments for acquisitions of real estate investments, net of cash acquired	(1,975,126)	(1,273,916)	(94,177)	(797)
Capital expenditures and leasehold termination costs	(15,786)	(3,072)	—	(1,228)
Proceeds from sales of real estate	185,898	33,980	4,456	14,674
Payments received to assume leasehold interests	1,118	—	—	—
Proceeds from sale of minority interest in a property	58,974	—	—	—
Sales of residential mortgage-backed securities	—	939,621	(1,167,513)	—
Receipt of principal payments on residential mortgage-backed securities	—	172,622	32,675	—
Other investments	—	—	—	(3,033)
Decrease (increase) in accrued interest income	99	7,612	(234)	—
Sales of marketable investments, net	52,880	76,766	(140,446)	(2,991)
Purchases of marketable investments	(10,131)	—	—	—
Net cash provided by (used in) investing activities	(1,702,074)	(46,387)	(1,365,239)	6,625
Cash flows from financing activities:				
Borrowing under (repayments of) reverse repurchase agreements	—	(1,053,529)	1,053,529	—
Repayments of mortgages, bridge notes payable and credit facilities	(274,398)	(935,411)	(5,628)	(21,257)
Decrease (increase) in restricted cash	(31,707)	(11,654)	(13,283)	5,788
Proceeds from mortgages, bridge notes payable and credit facilities	1,531,425	1,460,341	—	10,402
Proceeds from issuance of convertible senior notes, net	434,030	—	—	—
Payments of deferred financing costs	(14,440)	(36,071)	—	(114)
Proceeds from common share issuances, net	7,552	741,274	378,635	—
Redemption of Operating Partnership units	(31,112)	—	—	—
Contributions by limited partners	—	—	—	1,695
Dividends and distributions	(116,799)	(63,056)	(51)	(3,902)
Net cash provided by (used in) financing activities	1,504,551	101,894	1,413,202	(7,388)
Increase (decrease) in cash and cash equivalents	(100,552)	150,316	60,842	1,619
Cash and cash equivalents, beginning of period	211,159	60,842	—	1,597
Cash and cash equivalents, end of period	$ 110,607	$ 211,158	$ 60,842	$ 3,216
Supplemental cash flow and non-cash information:				
Cash paid for interest	$ 76,582	$ 22,573	$ 3,792	$ 8,181
Cash paid for income taxes	$ 1,693	$ 1,796	$ —	$ —
Debt assumed in real estate acquisitions	$ 48,072	$ 301,243	$ 145,687	$ —
Operating Partnership units issued to acquire real estate	$ 35,867	$ 6,938	$ —	$ —

See accompanying notes to consolidated and combined financial statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003 and Periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002
(In thousands, except share, per share, buildings and square feet data)

(1) THE COMPANY

American Financial Realty Trust (AFR or the Company) is a self-administered and self-managed real estate investment trust (REIT). AFR was formed as a Maryland REIT on May 23, 2002 to acquire and operate properties leased primarily to regulated financial institutions.

The Company's interest in its properties is held through its operating partnership, First States Group, L.P. (the Operating Partnership). The Company is the sole general partner of the Operating Partnership and held a 96.8% interest in the Operating Partnership as of December 31, 2004. There were 3,632,339 Operating Partnership units outstanding as of December 31, 2004, excluding Operating Partnership units held by the Company.

On September 10, 2002, AFR commenced operations upon completing a private placement of common shares of beneficial interest and, through its Operating Partnership, acquired substantially all of the assets, liabilities, and operations of American Financial Real Estate Group (AFREG or the Predecessor) in a business combination accounted for under Staff Accounting Bulletin Topic 5g with carryover basis for the portion of the net assets acquired from the majority shareholder/general partner and certain affiliates and fair value for the remaining portion of the net assets acquired from all other investors (the Formation Transaction). AFREG was comprised of certain operating companies and real estate limited partnerships under the common control of Nicholas S. Schorsch, the Company's President, Chief Executive Officer and Vice Chairman, or members of his immediate family. Mr. Schorsch was the sole or majority shareholder in each of the operating companies acquired and the sole general partner in each of the real estate limited partnerships whose interests were acquired. In the case of each limited partnership, the general partner had sole discretionary authority over major decisions such as the acquisition, sale or refinancing of principal partnership assets. AFREG acquired corporate-owned real estate assets, primarily bank branches and office buildings, from financial institutions, and owned and managed such assets principally under long-term, triple net leases.

The Company operates in one segment, and focuses on acquiring, operating and leasing properties to regulated financial institutions. Rental income from Bank of America, N.A., State Street Corporation and Wachovia Bank, N.A., or their respective affiliates, represented the following percentages of total rental income for the respective periods:

				Predecessor
	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002	Period from January 1, 2002 to September 9, 2002
Bank of America, N.A.	37%	49%	—	—
State Street Corporation	24%	—	—	—
Wachovia Bank, N.A.	14%	22%	43%	44%

No other tenant represented more than 10% of rental income for the periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying consolidated and combined financial statements of the Company and AFREG, respectively, are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Certain line items, such as rental income, depreciation and amortization expense and interest expense, in periods beginning September 10, 2002 may not be comparable to prior periods due to the acquisition of the properties and operating companies in a business combination accounted for as a purchase. In accordance with SEC Accounting Bulletin Topic 5g, the portion of the assets and liabilities that we acquired from Nicholas S. Schorsch and certain affiliates was recorded at carryover basis and the portion of the assets and liabilities that we acquired from other investors was recorded at their fair values.

(b) Principles of Consolidation

The Company consolidates its accounts and the accounts of the majority-owned and controlled Operating Partnership and reflects the remaining interest in the Operating Partnership as minority interest. The Operating Partnership holds an 89% interest in a partnership that owns 123 S. Broad Street in Philadelphia, PA and a 70% interest in a limited liability company that owns State Street Financial Center in Boston, MA and reflects the remaining 11% and 30%, respectively, within minority interest.

The financial statements of AFREG include the accounts of American Financial Resource Group, Inc. (AFRG), First States Management Corp., Strategic Alliance Realty LLC, First States Properties, L.P., First States Partners, L.P., Chester Court Realty, L.P., Dresher Court Realty, L.P., First States Partners II, L.P., First States Partners III, L.P., and First States Holdings, L.P.

All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated and combined financial statements.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46R (FIN 46R), "Consolidation of Variable Interest Entities," to replace Interpretation No. 46 (FIN 46) which was issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46R was applicable immediately to variable interest entities created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company has adopted FIN 46R and analyzed the applicability of this interpretation to its structures. The Company did not create any variable interest entities before February 1, 2003 or after January 31, 2003 and does not have any interests in variable interest entities as of December 31, 2004.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, investments in real estate, purchase price allocations and derivative financial instruments and hedging activities.

(d) Reclassifications

Certain amounts have been reclassified in the prior periods to conform to the current period presentation.

(e) Real Estate Investments

The Company records acquired real estate at cost. Depreciation is computed using the straightline method over the estimated useful life of 40 years for buildings, 5 to 7 years for building equipment and fixtures, and the lesser of the useful life or the remaining lease term for tenant improvements and leasehold interests. Maintenance and repairs expenditures are charged to expense as incurred.

(f) Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 requires that the operations related to properties that have been sold or properties that are intended to be sold be presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as "held for sale" on the balance sheet.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, the Company reviews the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used and fair value less estimated cost to dispose for assets held for sale. The Company makes subjective assessments as to whether there are impairments in the values of its investments in real estate. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

(g) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(h) Restricted Cash

Restricted cash includes amounts escrowed for insurance, taxes, repairs and maintenance, tenant improvements, interest, and debt service and amounts held as collateral under security and pledge agreements relating to leasehold interests.

(i) Marketable Investments and Accrued Interest

Marketable investments consist principally of shares in an institutional mutual fund that invests primarily in mortgage-backed securities. The Company has classified these investments as available-for-sale and recorded them at fair value. These short-term investments had a cost basis of $24,536 and $67,697 as of December 31, 2004 and 2003, respectively. The unrealized loss of $404 and $375 at December 31, 2004 and 2003, respectively, is excluded from earnings and reported as a component of other comprehensive income (loss). As of December 31, 2004 and 2003, $4,455 and $4,877 was pledged as collateral for obligations related to leasehold interest liabilities, respectively. Additionally, the Company has accrued interest of $140 and $239 as of December 31, 2004 and 2003, respectively.

The following table provides information regarding available for sale securities:

	Year Ended December 31, 2004	Year Ended December 31, 2003 (1)	Period from September 10, 2002 to December 31, 2002 (1)	Predecessor Period from January 1, 2002 to September 9, 2002
Gross proceeds	$52,880	$154,687	$36,336	$3,779
Gross realized gains	4	5	—	—
Gross realized losses	413	393	36	—

(1) Excludes gross realized gains and losses related to residential mortgage-backed securities of $1,893 and $10,744, respectively, for the year ended December 31, 2003 and $2,534 and $2,778, respectively, for the period from September 10, 2002 to December 31, 2002.

(j) Residential Mortgage-Backed Securities

The Company accounted for its residential mortgage-backed securities portfolio in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Residential mortgage-backed security transactions are recorded on the date the securities are purchased or sold. Residential mortgage-backed securities classified as available-for-sale are reported at fair value, with unrealized gains and temporary unrealized losses excluded from earnings and reported as accumulated other comprehensive income (loss). Amortization of any premium or discount related to the purchase of securities is included as a component of interest income. Realized gains or losses on the sale of residential mortgage-backed securities are determined on the specific identification method and are included in net income as net gains or losses on sales of securities. Unrealized losses on residential mortgage-backed securities that are determined to be other than temporary are recognized in income.

The Company invested in residential mortgage-backed securities during the year ended December 31, 2003. The Company's investments were financed by entering into reverse repurchase agreements to leverage the overall return on capital invested in the portfolio. During the year ended December 31, 2003 and the period from September 10, 2002 to December 31, 2002, the Company had interest income on residential mortgage-backed securities, net of expenses of $9,016 and $16,385 and interest expense on reverse repurchase agreements of $4,355 and $6,578, respectively. On May 21, 2003, the Company's board of trustees approved the sale of these securities, the repayment of all borrowings under reverse repurchase agreements, and the termination of a related hedging arrangement. At December 31, 2004, the Company held no residential mortgage-backed securities in a leveraged portfolio.

(k) Tenant and Other Receivables

Tenant and other receivables are primarily derived from the rental income that each tenant pays in accordance with the terms of its lease, which is recorded on a straightline basis over the initial term of the lease. Since many leases provide for rental increases at specified intervals, straightline basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that will only be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Tenant and other receivables also includes receivables related to tenant reimbursements for common area maintenance expenses and certain other recoverable expenses that are recognized as revenue in the period in which the related expenses are incurred. As of December 31, 2004, Bank of America, N.A. and Wachovia Bank, N.A. each represent more than 10% of billed accounts receivable totaling $1,093 and $5,513, respectively. As of December 31, 2003, no tenant represented more than 10% of billed accounts receivable.

Tenant and other receivables are recorded net of the allowances for doubtful accounts. The Company continually reviews receivables related to rent, tenant reimbursements and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company increases the allowance for uncollectible accounts or records a direct write-off of the receivable in the consolidated and combined statements of operations. Bad debt expense was $373, $200, $0 and $89 for the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively.

(l) Prepaid Expenses and Other Assets

The Company makes payments for certain expenses, including insurance and property taxes, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement. The Company also escrows deposits related to pending acquisitions and financing arrangements, as required by a seller or lender, respectively. Prepaid acquisition costs represent a portion of the total purchase price of a property and are reclassified into real estate investments and related intangible assets, as appropriate, at the time the acquisition is completed. If such costs are related to an acquisition that will not be consummated and the deposit is not recoverable, the respective amounts are recorded as general and administrative expenses in the accompanying consolidated and combined statements of operations. Costs prepaid in connection with securing financing for a property are reclassified into deferred costs at the time the transaction is completed.

(m) Intangible Assets

Pursuant to SFAS No. 141, "Business Combinations," the Company follows the purchase method of accounting for all business combinations. To ensure that intangible assets acquired and liabilities assumed in a purchase method business combination can be recognized and reported apart from goodwill, the Company ensures that the applicable criteria specified in SFAS No. 141 are met.

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Above-market and below-market in-place lease values for properties acquired are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to each in-place lease and management's estimate of the fair market lease rate for each such in-place lease, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as-if vacant. Factors considered by management in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which primarily ranges from six to 18 months. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The aggregate value of intangibles related to customer relationships is measured based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by management in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from two to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, management utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. Management also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Management continually reviews the carrying value of intangible assets for impairment. Intangible assets and acquired lease obligations consist of the following:

December 31,	2004	2003
Intangible assets:		
In-place leases, net of accumulated amortization of $12,295 and $2,686	$254,771	$ 37,069
Customer relationships, net of accumulated amortization of $9,494 and $1,597	318,244	63,016
Above-market leases, net of accumulated amortization of $4,113 and $1,521	21,553	20,351
Goodwill	700	700
Amounts related to assets held for sale, net of accumulated amortization of $153 and $474	(4,927)	(6,052)
Total intangible assets	$590,341	$115,084
Intangible liabilities:		
Below-market leases, net of accumulated amortization of $3,502 and $1,463	$ 60,812	$ 49,485
Amounts related to liabilities held for sale, net of accumulated amortization of $106 and $0	(1,580)	—
Total intangible liabilities	$ 59,232	$ 49,485

The following table provides the weighted average amortization period as of December 31, 2004 for intangible assets and liabilities and the projected amortization expense for the next five years:

	Weighted Average Amortization Period	2005	2006	2007	2008	2009
In-place leases	16.6	$20,757	$19,331	$16,915	$16,265	$15,652
Customer relationships	37.5	10,331	9,496	9,493	9,485	9,448
Total to be included in depreciation and amortization expense		$31,088	$28,827	$26,408	$25,750	$25,100
Above-market lease assets	8.8	$(3,730)	$(3,656)	$(3,608)	$(3,165)	$(2,241)
Below-market lease liabilities	32.5	3,788	3,759	3,326	3,009	2,681
Total to be included in rental revenue		$ 58	$ 103	$ (282)	$ (156)	$ 440

(n) Deferred Costs

The Company has deferred certain expenditures related to the financing and leasing of certain properties. Deferred financing costs are amortized to interest expense using a method that approximates level yield over the terms of the related debt. Direct costs of leasing are deferred and amortized over the terms of the underlying leases.

(o) Leasehold Interests

Leasehold interest assets and liabilities are recorded based on the present value of the difference between management's estimate of the sublease income expected to be earned over the non-cancelable lease term based on contractual or probable rental amounts and contractual amounts due under the corresponding operating leases assumed. Amounts allocated to leasehold interests, based on their respective fair values, are amortized on a straightline basis over the remaining lease term.

(p) Accounting for Derivative Financial Investments and Hedging Activities

The Company uses derivatives to hedge, fix and cap interest rate risk and accounts for its derivative and hedging activities using SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the statements of operations in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

(q) Comprehensive Income (Loss)

Comprehensive income (loss) is recorded in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income (loss), is comprised of net income, changes in unrealized gains or losses on derivative financial instruments and unrealized gains or losses on available-for-sale securities. Unrealized gains and losses on derivatives are amortized into interest expense over the life of the underlying debt. This interest expense is presented on the consolidated and combined statements of shareholders' equity and comprehensive income (loss) and owners' net investment as a reclassification adjustment for gains and losses reclassified into operations.

(r) Revenue Recognition

Rental income from leases is recognized on a straight-line basis regardless of when payments are due. For the years ended December 31, 2004 and 2003, rental payments received in excess of rental revenues recognized were $20,314 and $23,702, respectively. For the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, rental revenues recognized in excess of payments due were $592 and $1,068, respectively.

Certain lease agreements also contain provisions that require tenants to reimburse the Company for real estate taxes and common area maintenance costs. Such amounts are included in both revenues and operating expenses when the Company is the primary obligor for these expenses and assumes the risks and rewards of a principal under these arrangements. Under leases where the tenant pays these expenses directly, such amounts are not included in revenues or expenses.

Deferred revenue represents rental revenue received from tenants prior to their due dates. Deferred revenue also includes rental payments received in excess of rental revenues recognized as a result of straightline basis accounting.

AFREG performed various accounting, property management, leasing, and project management services for related entities (Note 12). AFREG recognized revenue for accounting and management services when the service was provided and revenue earned in accordance with the related agreements. Revenue related to the acquisition or disposition of properties was recognized when the related transaction closed. All such revenue was recorded in other income in the accompanying consolidated and combined statements of operations.

(s) Sales of Real Estate Properties

The Company recognizes sales of real estate properties only upon closing. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectibility of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales of real estate under SFAS No. 66, "Accounting for Sales of Real Estate."

(t) Rent Expense

Rent expense is recognized on a straightline basis regardless of when payments are due. Accrued expenses and other liabilities in the accompanying consolidated balance sheets include an accrual for rental expense recognized in excess of amounts currently due. For the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, rent expense recognized in excess of payments due was $426, $92, $44 and $113, respectively.

(u) Income Taxes

The Company has elected to qualify as a REIT under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company has a wholly-owned taxable REIT subsidiary as defined under the Internal Revenue Code. The asset and liability approach is used by the taxable REIT subsidiary to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established to reduce net deferred tax assets to the amount for which recovery is more likely than not. The Company has recorded income tax provisions in the accompanying consolidated and combined statements of operations of $0, $2,670 and $131 for the years ended December 31, 2004 and 2003 and the period from September 10, 2002 through December 31, 2002, respectively, based on the taxable income of the taxable REIT subsidiary. The taxable REIT subsidiary's effective tax rate is approximately 40%, including the effects of state taxes. The taxable REIT subsidiary does not have significant deferred tax assets or liabilities as of December 31, 2004 and 2003.

The aggregate cost basis, net of depreciation, for federal income tax purposes of the Company's investment in real estate was approximately $3,511,444 and $1,672,000 at December 31, 2004 and 2003, respectively.

For the year ended December 31, 2004, 33% of the Company's dividends were characterized as ordinary income and 67% were characterized as a return of capital for federal income tax purposes. For the year ended December 31, 2003, 50% of the Company's dividends were characterized as ordinary income and 50% were characterized as a return of capital for federal income tax purposes. During the period from September 10, 2002 through December 31, 2002, all of the Company's dividends were characterized as ordinary income for federal income tax purposes.

All of the entities of AFREG included in the Predecessor combined financial statements are limited partnerships, registered subchapter S-corporations, or limited liability companies that are treated as partnerships for income tax purposes. As a result, no federal or state income taxes are payable by AFREG and, accordingly, no provision for income taxes has been recorded in the Predecessor financial statements. The partners, members, or subchapter S-shareholders are required to include their respective shares of AFREG's profits or losses in their individual tax returns. The tax returns of AFREG and the amount of reported profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to such profits or losses, the tax liability of the respective partners, members, or shareholders would be changed.

(v) Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 has been applied. Under APB Opinion No. 25, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," requires disclosure in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted under SFAS No. 148 and SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure in accordance with the provisions of SFAS No. 148 and SFAS No. 123. Accordingly, no compensation cost has been recognized for its stock options in the consolidated and combined financial statements, as all options granted under the plan had an exercise price equal to the market value of the underlying common shares on the date of grant. The Company recognizes compensation cost related to restricted share awards on a straightline basis over the respective vesting periods. The following table illustrates the effect on net income (loss) and basic and diluted income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee compensation:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Net income (loss)	$(22,245)	$(18,822)	$8,944
Add: Total share-based employee compensation expense included in net income (loss)	5,035	9,318	437
Deduct: Total share-based employee compensation expense determined under fair value based methods for all awards	6,987	10,408	484
Pro forma net income (loss)	$(24,197)	$(19,912)	$8,897
Basic income (loss) per share—as reported	$(0.22)	$(0.26)	$0.21
Basic income (loss) per share—pro forma	$(0.22)	$(0.27)	$0.21
Diluted income (loss) per share—as reported	$(0.22)	$(0.26)	$0.20
Diluted income (loss) per share—pro forma	$(0.22)	$(0.27)	$0.20

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," a revision of SFAS No. 123. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions), eliminating the alternative previously allowed by SFAS No. 123 to use the intrinsic value method of accounting. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of the instruments using methods similar to those required by SFAS No. 123 and currently used by the Company to calculate pro forma net income and earnings per share disclosures. The cost will be recognized ratably over the period during which the employee is required to provide services in exchange for the award. For the Company, SFAS No. 123(R) is effective as of the beginning of the first interim or annual period that begins after June 15, 2005 and the Company plans to adopt SFAS No. 123(R) as of July 1, 2005. As a result of adopting SFAS No. 123(R), the Company will recognize as compensation cost in its financial statements the unvested portion of existing options granted prior to the effective date and the cost of stock options granted to employees after the effective date based on the fair value of the stock options at grant date. Based on stock options outstanding at December 31, 2004, compensation expense related to stock option awards will be approximately $76, $120 and $6 for the six months ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively.

(3) ACQUISITIONS AND DISPOSITIONS

During the years ended December 31, 2004 and 2003, the Company acquired 436 and 479 properties, respectively. The following table represents the allocation of the purchase price to the net assets acquired and the liabilities assumed during the years ended December 31, 2004 and 2003:

Year Ended December 31,	2004	2003
Real estate investments, at cost:		
Land	$ 221,173	$ 210,533
Buildings	1,005,600	1,060,121
Equipment and fixtures	180,834	173,672
Initial tenant improvements	167,961	61,659
Leasehold interests, net	(1,600)	(1,043)
	1,573,968	1,504,942
Intangibles:		
In-place leases	232,650	41,727
Customer relationships	263,714	61,787
Above-market lease assets	7,339	21,027
Below-market lease liabilities	(13,509)	(49,855)
	490,194	74,686
	2,064,162	1,579,628
Other assets	—	3,356
Mortgage notes assumed	(48,072)	(301,243)
Other liabilities assumed	(5,098)	(887)
Operating Partnership units issued	(35,866)	(6,938)
Cash Paid	$1,975,126	$1,273,916

The following table presents information regarding property and leasehold interests acquired during the years ended December 31, 2004 and 2003:

Seller/Property Name	Date of Acquisition	Number of Buildings (1)	Purchase Price (2)(3)
State Street Financial Center	Feb. 2004	1	$ 706,898
Potomac Realty—Bank of America	Feb. 2004	5	9,557
215 Fremont Street and Harborside	June 2004	2	135,806
101 Independence Center	July 2004	1	106,196
Wachovia Bank, N.A.	Sept. 2004	140	510,409
Bank of America, N.A.	Oct. 2004	250	575,776
Bank of America Formulated Price Contracts	Various 2004	12	2,184
Wachovia Formulated Price Contracts	Various 2004	18	11,120
Other	Various 2004	7	6,216
Total 2004		436	$2,064,162
Dana Commercial Credit	Jan. 2003	16	$ 335,900
Pitney Bowes—Wachovia	Mar. 2003	87	145,077
Finova Capital—BB&T	Apr. 2003	10	21,085
Bank of America, N.A.	June 2003	158	774,424
Citigroup	Aug. 2003	21	9,323
Pitney Bowes—KeyBank	Sept. 2003	31	36,444
Pitney Bowes—Bank of America	Sept. 2003	97	89,233
Three Beaver Valley	Sept. 2003	1	49,106
Bank of America Plaza	Dec. 2003	1	88,226
Bank of America Formulated Price Contracts	Various 2003	11	5,363
Wachovia Formulated Price Contracts	Various 2003	40	22,856
Other	Various 2003	6	2,591
Total 2003		479	$1,579,628

(1) Includes the assumption of leasehold interests and parking facilities.
(2) Includes all acquisition costs and value of acquired intangible assets and assumed liabilities.
(3) Excludes other non-real estate assets acquired.

Unaudited pro forma information relating to the acquisition of operating properties is presented below as if these transactions had been consummated on January 1, 2003. These pro forma results are not necessarily indicative of the results which actually would have occurred if the acquisitions had been completed on January 1, 2003, nor does the pro forma financial information purport to represent the results of operations for future periods.

The following table presents the unaudited pro forma information as if the acquisitions during the years ended December 31, 2004 and 2003 had been consummated on January 1, 2003:

Year Ended December 31,	2004	2003
Pro forma revenues	$491,873	$491,296
Pro forma loss from continuing operations	$ (43,108)	$ (63,221)
Basic and diluted pro forma loss per share from continuing operations	$(0.38)	$(0.83)

On December 22, 2004, the Company sold a 30% minority ownership interest in State Street Financial Center, resulting in proceeds of $58,974 and a gain of $17,693, net of related transaction costs.

The following table presents information regarding property dispositions completed during the years ended December 31, 2004 and 2003:

	Number of Buildings	Sale Proceeds	Gain(1)
Total 2004	55(2)	$185,898	$11,488
Total 2003	48	33,980	8,407

(1) Net of provision for income taxes and allocation of minority ownership interest.
(2) Does not include the sale of two parcels of land.

(4) INDEBTEDNESS

The Company had four types of financings in place as of December 31, 2004, including mortgage notes payable, a secured credit facility, convertible senior notes, and an unsecured credit facility. The weighted average effective interest rate on these borrowings was 5.0%, 5.7%, 7.6% and 8.0% for the years ended December 31, 2004 and 2003 and the periods ended September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively. The fair value of these borrowings, calculated by comparing the outstanding debt to debt with similar terms at current interest rates, was $2,710,911 and $927,912 as of December 31, 2004 and 2003, respectively. The financing agreements contain various financial and non-financial covenants customarily found in these types of agreements, as well as a requirement that certain properties or portfolios maintain a debt service coverage ratio, as defined, typically of 1.1 to 1.0 and calculated at the end of each quarter using a trailing 12-month period. The lender related to the secured credit facility has the right to reassess the ratio from time to time and may require the Company to pledge additional collateral or repay a portion of the principal outstanding under this facility. As of December 31, 2004 and 2003, the Company was in compliance with all such covenants.

(a) Mortgage Notes Payable

The following is a summary of mortgage notes payable as of December 31, 2004 and 2003:

	Encumbered Properties	Balance	Interest Rates	Maturity Dates
Fixed rate mortgages	356	$1,582,185	4.0% to 8.8%	May 2006 to Dec. 2023
Variable rate mortgages	144	425,041	3.6% to 4.7%	Oct. 2011 to June 2024
Total mortgage notes payable	500	2,007,226		
Unamortized debt premium		3,208		
Mortgage notes payables related to assets held for sale		(1,880)		
Balance, December 31, 2004		$2,008,554		
Fixed rate mortgages	342	$ 925,316	4.0% to 12.5%	Nov. 2004 to Dec. 2023
Variable rate mortgages	11	46,775	2.9% to 4.8%	Nov. 2004 to May 2018
Total mortgage notes payable	353	972,091		
Unamortized debt premium		3,969		
Mortgage notes payables related to assets held for sale		(54,705)		
Balance, December 31, 2003		$ 921,355		

Principal payments due on the mortgage notes payable as of December 31, 2004 are as follows:

2005	$ 50,576
2006	61,139
2007	120,554
2008	70,532
2009	126,712
2010 and thereafter	1,577,713
Total	$2,007,226

(b) Secured Credit Facility

The Company entered into a secured credit facility in July 2003. During the year ended December 31, 2004, the Company negotiated an increase in the maximum amount available under this facility from $300,000 to $400,000, through March 2005. Advances under this facility are made in the aggregate principal amount of up to 80% of the lesser of either (i) the maximum amount of subsequent debt financing that can be secured by the properties that the Company acquires with borrowings under this facility or (ii) the acquisition cost of such properties. This facility has a term of three years, expiring in August 2006, and bears interest at a rate of LIBOR plus either (i) with respect to conduit properties, 1.75%, or (ii) with respect to credit tenant lease properties, an amount, ranging from 1.25% to 2.50%, based on the credit rating of the tenant(s) in the property being financed by the proceeds of the specific advance. The Company paid a fee of 1.25% of the total initial availability in connection with this facility.

On December 31, 2004, the Company had $270,000 of advances outstanding under this facility. These advances bear interest at LIBOR plus 1.50% (3.89% at December 31, 2004), mature in December 2005 and are secured by 236 properties in the portfolio acquired from Bank of America, N.A. in October 2004. There were no borrowings under this facility during the year ended December 31, 2003.

In January 2005, the Company repaid $40,000 of advances under this facility using cash from operations. During the period from February 1, 2005 to March 3, 2005, the interest rate on the secured line of credit was temporarily reduced to LIBOR in anticipation of the repayment of the outstanding advances with the proceeds of a long-term financing. On March 4, 2005, the Company fully repaid the remaining advances under this facility with the proceeds received from the long-term financing secured by properties in the Bank of America, N.A. portfolio acquired in October 2004. The loan is for $304,000, has a term of 15 years and bears interest at a floating rate equal to LIBOR plus 0.02% through June 14, 2005, before reverting to a fixed rate of approximately 5.96% for the remainder of the loan term. The Company borrowed approximately $230,000 of the total financing at the initial closing, and plans to borrow the remaining proceeds within 30 days of the initial closing.

(c) Convertible Senior Notes

During the year ended December 31, 2004, the Company through a private offering completed the issuance of $450,000 of convertible senior notes and received proceeds of $434,030, net of discount and financing costs. The convertible senior notes are senior unsecured obligations, mature on July 9, 2024 and bear interest at a rate of 4.375%.

The Company cannot redeem the convertible notes before July 20, 2009. All or a portion of the notes can be redeemed by the Company at any time after July 20, 2009 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. The note holders may require the Company to repurchase all or a portion of their respective notes on July 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. The note holders are entitled to convert the notes into common shares prior to their maturity date if, among other circumstances, the closing sale price of the Company's common shares for at least 20 trading days in a period of 30 consecutive trading days (ending on the last day of the fiscal quarter preceding the quarter in which the conversion occurs) is more than 120% of the applicable conversion price on the 30th trading day. As of the initial closing of the offering of the notes on July 9, 2004, the initial conversion price per share was $17.84, which is subject to adjustment upon certain events, including, but not limited to, the issuance to all holders of common shares of (i) additional common shares as a dividend, (ii) certain rights, warrants or options entitling them to subscribe for, or purchase common shares, or (iii) cash dividends or cash distributions exceeding $0.25 per quarter. As a result of the Company declaring dividends of $0.26 on September 23, 2004 with a record date of October 7, 2004 and on December 17, 2004 with a record date of December 31, 2004, the conversion price per share was adjusted immediately after each record date to become approximately $17.83 and $17.82, respectively.

In October 2004, the Emerging Issues Task Force (EITF) of the FASB ratified the proposed guidance in Issue 04-8, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effects on Diluted Earnings per Share." This Issue requires the inclusion of convertible shares for contingently convertible debt in the calculation of diluted earnings per share using the if-converted method, regardless of whether the contingency has been met. In response to this Issue, the Company entered into a Second Supplemental Indenture to the Indenture for the convertible senior notes pursuant to which it irrevocably elected to satisfy the conversion obligation with respect to the principal amount of any notes surrendered for conversion with cash. As a result of this election, the Issue requires the Company to include in its calculation of fully diluted earnings per share only those common shares issuable in satisfaction of the aggregate conversion obligation in excess of the aggregate principal amount of notes outstanding. The inclusion of any such shares would cause a reduction in the Company's fully diluted earnings per share for any periods in which such shares are included. Volatility in the Company's share price could cause such common shares to be included in the Company's fully diluted earnings per share calculation in one quarter and not in a subsequent quarter, thereby increasing the volatility of the Company's fully diluted earnings per share. As a result of applying this Issue, no shares have been included in the calculation of earnings per share.

(d) Unsecured Credit Facility

The Company maintains a $60,000 unsecured credit facility, established in September 2004. This facility has a term of two years, expiring in September 2006, and bears interest at different rates depending upon the Company's designation at the time of borrowing of the advance as a Eurodollar Rate Loan or a Base Rate Loan. If the Company designates the advance as a Eurodollar Rate Loan then the advance bears interest at LIBOR plus 2.00%. If the Company designates the advance as a Basic Rate Loan then the advance bears interest at the greater of (i) the Prime Rate plus 1% or (ii) the Federal Funds Rate plus 1.50%. As of December 31, 2004, the Company had $21,862 of letters of credit outstanding and no advances under this facility.

(5) DERIVATIVE INSTRUMENTS AND OTHER FINANCING ARRANGEMENTS

In February 2003, the Company entered into treasury lock agreements with an aggregate notional amount of $280,000. These derivatives were designated as a hedge of the variability of cash flows relating to forecasted interest payments associated with the expected refinancing of $280,000 in bridge loans. The Company incurred a loss of $2,000 in the second quarter of 2003 when these treasury lock agreements were terminated in connection with the related refinancings. This amount was recorded in accumulated other comprehensive income (loss) and is being reclassified to earnings over the term of the new debt instruments.

In September 2003, the Company entered into an interest rate swap agreement with an aggregate notional amount of $328,000. This derivative was designated as a hedge of the variability of cash flows relating to forecasted interest payments associated with the expected refinancing of a $400,000 bridge note payable with a $440,000 mortgage note payable. In October 2003, the Company completed this refinancing and incurred a loss of $12,895 when this interest swap agreement was terminated. This loss was recorded in accumulated other comprehensive income (loss) and is being reclassified to interest expense over the term of the new debt instrument.

In March 2004, the Company entered into an agreement designed to straightline the variability of cash payments relating to the rents received under certain leases in the Pitney Bowes-Wachovia portfolio. This agreement ends in August 2010, coterminous with the end of the leases. The monies received and paid related to this agreement are recorded in deferred revenue on the consolidated balance sheet. As of December 31, 2004, the Company had a liability of $1,253 related to this agreement.

In July 2004, the Company entered into forward treasury lock agreements with an aggregate notional amount of $131,000. These derivatives were designated as a hedge of the variability of cash flows related to forecasted interest payments associated with the financing of a $133,900 mortgage note payable secured by 215 Fremont Street. In July 2004, the Company incurred a loss of approximately $1,436 when the treasury lock agreements were terminated in connection with the closing of the related mortgage note payable. This loss is recorded in accumulated other comprehensive income (loss) and is being reclassified to earnings over the term of the new debt instrument.

In connection with the sale of a 30% minority interest in State Street Financial Center, the Company agreed to cap for five years the minority interest purchaser's maximum interest rate at 4.28% as it relates to the portion of the $50,000 of mezzanine debt assumed by the minority interest purchaser. Therefore, all interest expense over 4.28% is the Company's responsibility. The mezzanine debt bears interest at a rate of LIBOR plus 1.83%. On December 22, 2004, the Company determined the initial fair value of this interest rate cap liability to be $1,150 and recorded it as a reduction to the gain recognized as a result of the minority interest disposition. Changes in the fair value of this liability are included in interest expense in the consolidated and combined statement of operations.

During the years ended December 31, 2004 and 2003, the Company reclassified approximately $1,624 and $258 of accumulated other comprehensive income (loss) to interest expense, respectively. These amounts are included in the consolidated and combined statements of shareholders' equity and comprehensive income/loss as a component of the reclassification adjustment for losses reclassified into operations. No such interest expense was incurred in 2002. Over the next 12 months, the Company expects to reclassify $1,715 to interest expense as the underlying hedged items affect earnings, such as when the forecasted interest payments occur.

(6) SHAREHOLDERS' EQUITY

On June 30, 2003, the Company completed its initial public offering through the issuance of 64,142,500 common shares of beneficial interest. The Company received net proceeds of $740,896, after payment of $60,885 in offering expenses including underwriters' discounts and commissions.

On September 10, 2002, the Company issued a total of 42,498,008 common shares of beneficial interest, including 40,765,241 common shares issued pursuant to a private placement (Private Placement) of common shares in accordance with Rule 144A under the Securities Act, 1,522,767 common shares issued to the Company's President, Chief Executive Officer and Vice Chairman of the board of trustees, and certain of his family members, and 210,000 restricted shares granted to Trustees. The Company received net proceeds of approximately $378,857 after payment of $29,442 in offering expenses including the initial purchaser's discount. The net proceeds were used principally to pay the cash portion of the Formation Transaction. A total of 317,827 shares purchased by the Company's Chief Executive Officer and certain of his family members were purchased at an amount equal to the offering price, net of the initial purchaser's discount. The initial purchaser's discount of $222 was charged to expense.

Concurrent with the closing of the Private Placement, the Company purchased the majority of the operations of AFREG in the Formation Transaction. As a result of the Formation Transaction, the Company recognized a reduction in overall equity of $48,971, which represents the fair value of net assets acquired from the majority shareholder/general partner and his affiliates in excess of their historical carrying amounts.

(7) EMPLOYEE BENEFITS

401(k) Plan

The Company has established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code (IRC). The 401(k) plan allows eligible employees, as defined within the plan, to defer a portion of their compensation, within prescribed limits, on a pretax basis through contributions to the 401(k) plan. The Company matches each eligible employees' annual contributions, within prescribed limits, in an amount equal to 100% of the first 3% of employees' salary reduction contributions plus 50% of the next 2% of employees' salary reduction contributions. Matching contributions of the Company vest immediately. The expense associated with the Company's matching contribution was $191 and $120 for the years ended December 31, 2004 and 2003, respectively, and is included within general and administrative expenses in the accompanying consolidated and combined statements of operations. There was no expense during the year ended December 31, 2002 as the plan commenced in 2003.

Supplemental Executive Retirement Plan

The Company has established a non-qualified Supplemental Executive Retirement Plan (SERP). Currently, the Chief Executive Officer is a participant under this plan. The benefit payable under the SERP is based on a specified percentage of each participant's average annual compensation, as defined within the plan, while employed with the Company. Participants may begin to receive SERP payments once they have attained the later of age 60 or retirement. Benefits paid under the SERP are for life, with 10 years of guaranteed payments, and terminate upon the participant's death. The expense associated with the SERP obligation was $307 and $431 for the years ended December 31, 2004 and 2003, respectively, and is included within general and administrative expenses in the accompanying consolidated and combined statements of operations.

2002 Equity Incentive Plan

The Company established the 2002 Equity Incentive Plan (Incentive Plan) that authorized the issuance of up to 3,125,000 options to purchase common shares and 1,500,000 restricted shares. The Incentive Plan was amended in 2003 to allow for the issuance of an aggregate of 11,375,000 common shares and common share equivalents. The terms and conditions of the option awards are determined by the board of trustees. Options are granted at the fair market value of the shares on the date of grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date.

The following table summarizes option activity for the Company for the period from September 10, 2002 to December 31, 2004:

	Number of Shares Issuable Upon Excercise	Weighted Average Exercise Price	Aggregate Exercise Price	Grant Price Range From	Grant Price Range To
Balance, September 10, 2002	—	$ —	$ —	$ —	$ —
Options granted	2,812,625	10.06	28,306	10.00	11.65
Balance, December 31, 2002	2,812,625	10.06	28,306	10.00	11.65
Options granted	221,000	13.14	2,905	11.25	14.98
Options cancelled	(3,750)	10.00	(38)	10.00	10.00
Options exercised	(37,812)	10.00	(378)	10.00	10.00
Balance, December 31, 2003	2,992,063	10.29	30,795	10.00	14.98
Options cancelled	(23,437)	10.00	(234)	10.00	10.00
Options exercised	(748,946)	10.08	(7,552)	10.00	11.65
Balance, December 31, 2004	2,219,680	$10.37	$23,009	$10.00	$14.98

The following table summarizes stock options outstanding as of December 31, 2004:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 to $11.65	2,011,680	7.7 years	$10.07	1,020,446	$10.05
$12.10 to $14.98	208,000	8.4 years	$13.26	87,688	$13.14

The weighted average fair value of each option granted during the period from September 10, 2002 to December 31, 2004 ranges from $0.20 to $0.33 and was estimated on the grant date using the Black-Scholes options pricing model using the following assumptions:

Expected life (in years)	5
Risk-free interest rate	3.25% to 4.21%
Volatility	10.00%
Dividend yield	7.50%

During the year ended December 31, 2004 and 2003 and the period from September 10, 2002 to December 31, 2002, compensation expense related to restricted stock grants was $10,273, $3,362 and $215, respectively. The following table summarizes restricted share grant activity for the period from September 10, 2002 to December 31, 2003 for the Company:

Date of Grant	Shares Granted	Share Price At Grant Date	Vesting Period(1)
September 10, 2002	210,000	$10.00	3 years
July 1, 2003	1,141,000	12.50	3 years
September 29, 2003	219,000	14.15	3 years
October 1, 2003	28,500	14.24	4 years
January 1, 2004	149,000	16.95	3 years
January 2, 2004	442,730	16.95	4 years
March 31, 2004	27,500	16.95	3 years
June 6, 2004	12,229	14.31	4 years
	2,229,959		

(1) Vesting period is 33% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a three-year vesting period. Vesting period is 25% on the one-year anniversary of the date of grant and then quarterly thereafter until fully vested for restricted share grants that have a four-year vesting period.

In May 2003, the Company's board of trustees approved the 2003 Outperformance Plan (OPP). The OPP is performance-based, utilizing total return to shareholders as the measurement criteria. Rewards under the OPP consist of annual cash awards and a three-year restricted share award. Award amounts determined under the OPP represent a percentage of the value created for shareholders in excess of established performance thresholds. The OPP is a three-year plan with an effective date of January 1, 2003. The aggregate amount of the award will be determined at the end of the three-year term on January 1, 2006. The restricted share portion of a participant's reward will vest in three equal annual installments beginning on the later of January 1, 2005 or the second anniversary of the commencement of employment. The Company measures and records compensation expense over the service period in accordance with the provisions of APB No. 25 and FASB Interpretation No. 28 based upon an interim estimate of the reward. During the year ended December 31, 2004, due to variable plan accounting, the Company reversed the expense related to the contingent restricted share component of the OPP of $5,238, which was recorded in the year ended December 31, 2003. During the year ended December 31, 2003, the Company recorded $2,014 of expense related to the cash component of the OPP. No expense related to the cash component was recorded during the year ended December 31, 2004.

(8) NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominator of the basic and diluted net income (loss) per share computations for the years ended December 31, 2004 and 2003 and the period from September 10, 2002 to December 31, 2002:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002	
	Basic and Diluted	Basic and Diluted	Basic	Diluted
Income (loss) from continuing operations	$(23,969)	$(26,068)	$8,412	$8,412
Add: Minority interest in Operating Partnership	—	—	—	740
Less: Dividends on unvested restricted share awards	1,799	942	—	—
Income (loss) from continuing operations	$(25,768)	$(27,010)	$8,412	$9,152
Income from discontinued operations	$ 1,724	$ 7,246	$ 532	$ 532
Add: Minority interest	—	—	—	56
Income from discontinued operations	$ 1,724	$ 7,246	$ 532	$ 588
Weighted average number of common shares	108,117,197	74,838,001	42,168,109	42,168,109
Effect of share options and unvested restricted share awards	—	—	—	313,470
Weighted average number of Operating Partnership units	—	—	—	4,455,966
Total weighted average common shares and common share equivalents outstanding	108,117,197	74,838,001	42,168,109	46,937,545
Income (loss) per share from continuing operations	$(0.24)	$(0.36)	$0.20	$0.19
Income per share from discontinued operations	$ 0.02	$ 0.10	$0.01	$0.01

Diluted income (loss) per share assumes the conversion of all common share equivalents into an equivalent number of common shares, if the effect is not dilutive. The following share options and unvested restricted shares, both computed under the treasury stock method, and the weighted average Operating Partnership units were excluded from the diluted loss per share computations as their effect would have been antidilutive for the years ended December 31, 2004 and 2003:

Year Ended	December 31, 2004	December 31, 2003
Share options	711,557	727,028
Unvested restricted shares(1)	741,932	1,378,401
Operating Partnership units	5,234,776	4,575,660
Total shares excluded from diluted loss per share	6,688,265	6,681,089

(1) Includes shares that are contingently issuable under the OPP during the year ended December 31, 2003.

(9) ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table reflects components of accumulated other comprehensive loss for the years ended December 31, 2004 and 2003 and period from September 10, 2002 through December 31, 2002:

	Unrealized Gains (Losses) on Residential Mortgage-Backed Securities and Hedge	Unrealized Gains (Losses) on Available for Sale Securities	Interest Rate Hedges on Mortgage Notes Payable	Accumulated Other Comprehensive Loss
Balance, September 10, 2002	$ —	$ —	$ —	$ —
Change during year	(5,028)	(183)	—	(5,211)
Reclassification adjustments into statements of operations	237	36	—	273
Minority interest	446	14	—	460
Balance, December 31, 2002	(4,345)	(133)	—	(4,478)
Change during year	(4,060)	(616)	(14,799)	(19,475)
Reclassification adjustments into statements of operations	8,851	388	258	9,497
Minority interest	(446)	17	665	236
Balance, December 31, 2003	—	(344)	(13,876)	(14,220)
Change during year	—	(438)	(1,436)	(1,874)
Reclassification adjustments into statements of operations	—	409	1,625	2,034
Minority interest	—	(18)	(210)	(228)
Balance, December 31, 2004	$ —	$(391)	$(13,897)	$(14,288)

(10) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

During the year ended December 31, 2004, the Company sold 55 properties, in separate transactions, for net sales proceeds of $185,898. The sales transactions resulted in a net gain of approximately $11,488, after minority interest of $376. Due to net operating losses on properties sold and held for sale, there was no income tax provision for the year ended December 31, 2004.

During the year ended December 31, 2003, the Company sold 38 properties in separate transactions for net sales proceeds of $33,980. The sales transactions resulted in a net gain of approximately $8,407 after minority interest of $382 and an income tax provision of $2,670.

For the period from September 10, 2002 to December 31, 2002, the Company sold properties in separate transactions for net sales proceeds of $4,456. The sales transactions resulted in a net gain of approximately $675 after minority interest of $71 and an income tax provision of $131.

For the period from January 1, 2002 to September 9, 2002, the Company sold 22 properties in separate transactions for net proceeds of $14,674, resulting in a net gain of $9,500.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company had classified 64 and 18 properties as held for sale as of December 31, 2004 and 2003, respectively. The following table summarizes information for these properties:

	December 31, 2004	December 31, 2003
Assets held for sale:		
Real estate investments, at cost:		
Land	$ 16,105	$11,377
Buildings	66,071	56,545
Equipment and fixtures	12,855	9,094
Total real estate investments, at cost	95,031	77,016
Less accumulated depreciation	(2,502)	(1,283)
	92,529	75,733
Intangible assets, net	4,927	6,052
Other assets, net	4,371	217
Total assets held for sale	101,827	82,002
Liabilities related to assets held for sale:		
Mortgage notes payable	1,880	54,705
Accrued expenses	3,979	757
Below-market lease liabilities, net	1,580	—
Deferred revenue	445	292
Tenant security deposits	88	70
Total liabilities related to assets held for sale	7,972	55,824
Net assets held for sale	$ 93,855	$26,178

The following operating results of the properties held for sale as of December 31, 2004, 2003 and 2002 and the properties sold during the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002 are included in discontinued operations for all periods presented:

				Predecessor
	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from September 10, 2002 to December 31, 2002	Period from January 1, 2002 to September 9, 2002
Operating Results:				
Revenues	$11,115	$13,216	$ 337	$ 291
Operating expenses	12,126	6,287	149	350
Impairment loss	3,614	1,551	176	—
Interest expense	253	191	60	389
Depreciation	2,042	6,401	110	265
Loss from operations before minority interest	(6,920)	(1,214)	(158)	(713)
Minority interest	216	53	15	—
Loss from operations, net	(6,704)	(1,161)	(143)	(713)
Yield maintenance fees	(3,163)	—	—	—
Minority interest	103	—	—	—
Yield maintenance fees, net	(3,060)	—	—	—
Gain on disposals, net of income taxes	11,864	8,789	746	9,500
Minority interest	(376)	(382)	(71)	—
Gain on disposals, net	11,488	8,407	675	9,500
Income from discontinued operations	$ 1,724	$ 7,246	$ 532	$8,787

Discontinued operations have not been segregated in the consolidated and combined statements of cash flows.

(11) LEASING AGREEMENTS

The Company's properties are leased and subleased to tenants under operating leases with expiration dates extending to the year 2024. Future minimum rental payments under noncancelable leases excluding reimbursements for operating expenses as of December 31, 2004 are as follows:

2005	$ 332,791
2006	317,173
2007	311,060
2008	306,041
2009	300,908
2010 and thereafter	2,874,038
Total	$4,442,011

As of December 31, 2004, the Company leased 42 bank branch properties from third parties with expiration dates extending to the year 2036. In addition, the Company has various ground leases with expiration dates extending through 2086. Future minimum lease payments under non-cancelable operating leases as of December 31, 2004 are as follows:

2005	$ 15,357
2006	15,098
2007	15,127
2008	14,643
2009	14,690
2010 and thereafter	160,534
Total	$235,449

(12) TRANSACTIONS WITH RELATED PARTIES

The Company previously provided management and other services to entities affiliated with the Company's President, Chief Executive Officer and Vice Chairman. No such services were provided by the Company to these affiliated entities during the year ended December 31, 2004. Total revenue received by the Company from these affiliated entities was approximately $135, $47 and $752 for the year ended December 31, 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively. Such amounts are included in interest and other income in the accompanying consolidated and combined statements of operations. The Company provided property and asset management services for four bank branches, all of which are owned by certain executive officers and other entities affiliated with them.

The Company leases space in two office buildings from real estate partnerships controlled by officers of the Company. Total rent payments under these office leases were approximately $156, $111, $91 and $56 for the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively. One lease expires in July 2009 and has aggregate annual minimum rent of $70 and the other lease has an aggregate annual minimum rent of $87 and expires in 2008. Both leases are subject to annual rent increases of the greater of 3.0% or the change in the Consumer Price Index. These amounts are included in general and administrative expenses in the accompanying consolidated and combined statements of operations.

A former officer of the Company owns a one-third interest in a leasing company that provided leasing services. Leasing commissions charged to expense related to these services were approximately $261, $258, $67 and $175 for the years ended December 31, 2004 and 2003 and the periods from September 10, 2002 to December 31, 2002 and January 1, 2002 to September 9, 2002, respectively.

On September 30, 2003, pursuant to the exercise of a purchase option entered into in May 2002, the Company acquired all of the ownership interests of First States Wilmington JV, L.P. (FSW), the beneficial owner of Three Beaver Valley. Total consideration paid by the Company for the FSW interests was $51,768, of which $44,830 consisted of the assumption of variable rate debt. The remaining consideration consisted primarily of units in the Company's Operating Partnership and cash. Prior to the acquisition, FSW was controlled by the Company's Chief Executive Officer. Concurrent with this acquisition, the Company terminated the agreement with the existing property management company, which was wholly owned by the Company's Chief Executive Officer. The obligation resulting from this termination was approximately $150.

A former member of the Company's board of trustees is Head of Investment Banking at Friedman Billings Ramsey & Co., Inc. (FBR). FBR served as underwriter and placement agent in connection with the Company's September 2002 private placement and served as co-lead manager of the Company's June 2003 initial public offering of common shares. The Company paid FBR $25.9 million and $18.8 million in connection with the private placement and initial public offering of common shares, respectively. The Company and FBR entered into an Intellectual Property Contribution and Unit Purchase Agreement as of May 24, 2002 pursuant to which FBR contributed certain intellectual property and other in-kind capital in exchange for the issuance of 750,000 Operating Partnership units. FBR Investment Management, Inc., an affiliate of FBR, received investment advisory fees based on the month-end balance invested in the residential mortgage-backed securities investment account. Total fees paid for such services were $442 and $768 for the year ended December 31, 2003 and the period from September 10, 2002 to December 31, 2002, respectively. No such fees were paid during the year ended December 31, 2004 or the period from January 1, 2002 to September 9, 2002. Under the terms of an engagement letter, FBR provided customary investment banking and financial advisory services through June 30, 2004.

(13) COMMITMENTS AND CONTINGENCIES

On February 17, 2004, the Company completed the acquisition of State Street Financial Center for a purchase price that included the issuance of 1,974,997 units in the Operating Partnership, valued at $35,867. The unitholder has the right to put the units back to the Company at any time through February 17, 2005 for cash equal, on a per unit basis to the greater of i) the original issue price of approximately $18.16 or ii) the value of one common share at the time the put is exercised. As of December 31, 2004, this put option has been partially exercised and the Company has redeemed 1,732,470 Operating Partnership units for approximately $31,112. In February 2005, the Company received notice from the unitholder for the redemption of the remaining units, which will be completed in March 2005.

On June 25, 2004, the Company entered into an agreement to sublease from Charles Schwab and Co., Inc. (Schwab) approximately 288,000 square feet of vacant space in Harborside, a Class A office building in Jersey City, New Jersey, and to assume certain management functions over an additional approximately 306,000 square feet of space in the same building that is also leased to Schwab but has been subleased by Schwab to third party tenants. In the event that any of the existing subtenants default on their leases (and the space thereafter becomes available), or any existing subtenants fail to renew their leases upon expiration, the Company has agreed to sublease this additional space from Schwab. All of the Company's subleases with Schwab will terminate in October 2017, the same date that Schwab's leases with the ultimate owner terminate. In exchange for the agreements described above, Schwab has agreed to pay the Company a sublease management and standby subtenant fee of approximately $11,541, payable over the 18 months ending June 30, 2005, including $9,000 of payments made through December 31, 2004. Additionally, Schwab will provide a rent credit against the Company's initial sublease obligations, payable through December 31, 2007, totaling approximately $40,028, including $5,945 of payments made through December 31, 2004. The sublease management fee and rent credit will be ratably recognized as income and a reduction to rent expense, respectively, over the terms of the agreements. As security for the Company's obligation under the subtenant and sublease management and standby subtenant agreements, the Company must provide Schwab with an irrevocable, standby letter of credit in an aggregate amount equal to the total rent credit and sublease management fee payments made by Schwab, which then decreases over the term of the Company's obligation through October 2017. As of December 31, 2004, the standby letter of credit had a face amount of $14,945.

Under agreements with certain financial institutions, the Company is required to purchase properties at a formulated price typically based on the fair market value of the property as determined through an independent appraisal process, which values the property based on its highest and best use and its alternative use, and then applies a negotiated discount. Under these agreements, the Company is also required to assume the rights and obligations of the financial institution under leases pursuant to which the financial institution leases surplus bank branches. The Company assumes the obligations to pay rent under these leases. In exchange, the Company receives an amount typically equal to 25% to 35% of the future rental payments due under the leasehold interest acquired. Current agreements are renewable on an annual basis, and may be terminated upon 90 days prior written notice. The purchase of these properties or assumption of the leasehold interests is done on an "as-is" basis; however, the Company is not required to acquire properties with certain environmental or structural problems or with defects in title that render the property either unmarketable or uninsurable at regular rates or that materially reduce the value of the property or materially impair or restrict its contemplated use. If the Company subsequently discovers issues or problems related to the physical condition of a property, zoning, compliance with ordinances and regulations, or other significant problems, the Company typically has no recourse against the seller and the value of the property may be less than the amount paid for such property. Should the Company default on its purchase obligation, the Company would forfeit its initial deposit and any supplemental deposits made with the financial institution. In addition, with respect to the assumption of leasehold interests, the Company would be liable for any rental payments due under the leasehold interests. At both December 31, 2004 and 2003, total deposits of $153 were held with financial institutions and included in prepaid expenses and other assets in the accompanying consolidated balance sheets. These deposits will be returned to the Company at the expiration date of the respective agreements.

Pursuant to the formulated price contracts described above, as of December 31, 2004 the Company has signed agreements or letters of intent to acquire approximately $10,800 of real estate properties, subject to execution of agreements, standard due diligence, and customary closing procedures. However, since the Company's formulated price agreements require the Company, with limited exceptions, to purchase all bank branches that the counter parties determine to be surplus properties, the total contractual obligation under these agreements is not quantifiable.

The Company may be subject to claims or litigation in the ordinary course of business. When identified, these matters are usually referred to the Company's legal counsel or insurance carriers. In the opinion of management, at December 31, 2004, there are no outstanding claims against the Company that would have a material adverse effect on the Company's financial position or results of operations.

(14) SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following is a summary of interim financial information as previously reported (in thousands, except per share data):

Year Ended December 31, 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenues	$62,965	$72,381	$81,739	$121,797
Net loss	(4,255)	(1,689)	(9,955)	(6,346)
Loss allocated to common shares	(4,255)	(1,689)	(9,955)	(6,346)
Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.09)	$(0.06)

During the second quarter of 2004, the Company reversed a previously recorded expense of approximately $4,263 related to the contingent restricted share component of the 2003 OPP.

Year Ended December 31, 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenues	$15,733	$ 19,302	$48,220	$55,495
Net income (loss)	2,853	(12,856)	718	(9,537)
Income (loss) allocated to common shares	2,853	(12,856)	718	(9,537)
Basic and diluted income (loss) per share	$0.07	$(0.30)	$—	$(0.09)

During the second quarter of 2003, the Company incurred a realized loss of approximately $9.2 million in connection with the sale of its residential mortgage-backed security portfolio. During the fourth quarter of 2003, the Company incurred approximately $7.3 million of compensation expense related to the cash and contingent restricted share components of the 2003 OPP.

AMERICAN FINANCIAL
REALTY TRUST

Corporate Information

Executive Officers

Nicholas S. Schorsch
President and Chief Executive Officer

Glenn Blumenthal
Executive Vice President and Chief Operating Officer

Robert J. Delany
Executive Vice President and Chief Operating Officer—Europe

Edward J. Matey Jr.
Executive Vice President and General Counsel

James T. Ratner
Executive Vice President—Finance and Corporate Strategy

David J. Nettina
Chief Financial Officer and Chief Real Estate Officer

Sonya A. Huffman
Senior Vice President Operations

Robert M. Patterson
Senior Vice President Acquisitions

Lee S. Saltzman
Senior Vice President and Chief Investment Officer

Shelley D. Schorsch
Senior Vice President Corporate Affairs

Trustees

Independent Registered Public Accounting Firm
KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Legal Counsel
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Investor Inquiries
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Director of Investor Relations
American Financial Realty Trust
1725 The Fairway
Jenkintown, PA 19046
215-887-2280
ir@afrt.com

Annual Meeting
The annual meeting of shareholders is scheduled for 10:00 am ET on Wednesday, June 1, 2005 at 123 South Broad Street, Philadelphia, PA.

SEC Filings
The Company's filings with the Securities and Exchange Commission, including financial statements, may be obtained without charge from the Company.

Stock Market
AFR LISTED NYSE. The Company's shares are traded on the New York Stock Exchange under "AFR."

American Financial Realty Trust is a member of National Association of Real Estate Investment Trusts (NAREIT).

Headquarters
1725 The Fairway
Jenkintown, PA 19046
215-887-2280
215-887-2585 Fax
www.afrt.com

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1725 THE FAIRWAY, JENKINTOWN, PA 19046
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